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As filed with the Securities and Exchange Commission on November 3, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

Laurence Pountney Hill,
London EC4R 0HH, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F    X          Form 40 F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        This report on Form 6-K is hereby incorporated by reference, in its entirety, in Prudential Public Limited Company's registration statement on Form F-3 (File No. 333-117208).

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following tables set forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with UK GAAP, under which insurance business is accounted for on the modified statutory basis (MSB). These accounting principles differ in certain significant respects from US GAAP. The unaudited condensed consolidated interim financial statements included in this document include a reconciliation of the differences between UK GAAP and US GAAP that are significant to the financial statements. The tables are only a summary and you should read them in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included in this document.

	Six Months Ended June 30,
	2004(1)	2004	2003
	(In $ Millions)	(In £ Millions)
Profit and loss account data—UK GAAP basis
Gross premiums from long-term business	13,697	7,526	7,301
Reinsurance premiums ceded	(234)	(129)	(147)

Earned premiums, net of reinsurance	13,463	7,397	7,154

Investment returns	4,989	2,741	6,797

Operating profit before amortization of goodwill and tax:(2)(3)
UK and Europe Operations*	413	227	153
US Operations	208	114	86
Asian Operations	116	64	24
Other Operations	(184)	(101)	(86)

	553	304	177
Amortization of goodwill	(89)	(49)	(49)
Short-term fluctuations in investment returns(4)	49	27	72

Total profit on ordinary activities before tax*	513	282	200

Profit after tax:
Operating profit (including post-tax long-term investment returns)*	386	212	132

Profit for the period (including post-tax actual investment returns)*	284	156	146

	Six Months Ended June 30,
	2004(1)	2004	2003
	(In $ Millions)	(In £ Millions)
Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	4,854	2,667	2,086
Investment results	7,118	3,911	5,401
Other income	617	339	310

Total revenue	12,589	6,917	7,797

Net income from continuing operations (after minority interests)	210	115	264
Net income from discontinued operations including profit on sale	—	—	36
Cumulative effect of changes in accounting principles	(943)	(518)	—

Total net (loss) income	(733)	(403)	300

Total comprehensive (loss) income	(1,267)	(696)	730

	As of and for the Six Months Ended June 30,		As of and for the Twelve Months Ended December 31,
	2004(1)	2004	2003
	(In $ Millions)	(In £ Millions)
Balance sheet data—UK GAAP basis
Total assets*	298,831	164,193	161,709
Long-term business provision	183,174	100,645	100,287
Technical provisions for linked liabilities	39,228	21,554	20,195
Subordinated liabilities and debenture loans	5,624	3,090	3,103
Total shareholders' funds*	6,042	3,320	3,240
Balance sheet data—US GAAP basis
Total assets	298,780	164,165	160,645
Policyholder benefit liabilities	215,202	118,243	90,307
Separate account liabilities	8,538	4,691	30,487
Total shareholders' equity	7,773	4,271	5,128
Other data
Long-term business:
New business:
Single premium sales	9,557	5,251	8,474
New regular premium sales(5)	595	327	710
Gross investment product contributions	21,405	11,761	21,954
Funds under management	309,400	170,000	168,000

	Six Months Ended June 30,
	2004(1)	2004		2003
Other data
Basic earnings per share:
Based on operating profit before amortization of goodwill and before tax and minority interests on a UK GAAP basis*	27.7¢	15.2	p	8.9	p
Based on operating profit before amortization of goodwill and after tax and minority interests on a UK GAAP basis*	19.3¢	10.6	p	6.6	p
Based on total profit for the financial year after tax on a UK GAAP basis*	14.2¢	7.8	p	7.3	p
Net (loss) earnings per share on a US GAAP basis	(36.6)¢	(20.1)	p	15.0	p
Diluted earnings per share on a UK GAAP basis*	14.2¢	7.8	p	7.3	p
Diluted (loss) earnings per share on a US GAAP basis	(36.6)¢	(20.1	)p	15.0	p
Dividend per share	9.8¢	5.4	p	5.3	p
Equivalent cents per share(6)		9.9	¢	9.0	¢
Market price at end of period	$8.64	474.5	p	367.0	p
Average number of shares (in millions)	2,004	2,004		1,995
*
Figures for 2003 have been restated where relevant for the adoption of the revised Statement of Recommended Practice on accounting for insurance business and the implementation of UITF Abstract 38 on accounting for Employee Share Ownership Plans (ESOP) Trusts, as explained in Note 2 of the notes to the unaudited condensed consolidated interim financial statements included in this document. Certain other minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cashflows.

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.82 per £1.00 (the average of the noon buying rates on the last business day each month for the six months ended June 30, 2004).

(2)
Investment returns credited to operating profit for investments attributable to shareholders are determined using the long-term rate of return. For the purposes of determining long-term investment returns, Jackson National Life averages realized investment gains and losses arising on debt securities over five years. For equity-related investments Jackson National Life has assumed a long-term rate of return of 7.75%. Operating profit excludes amortization of goodwill and exceptional items.

(3)
Due to the long-term nature of Prudential's business, the basis of presentation of operating profit may not be comparable with other UK companies.

(4)
Short-term fluctuations in investment returns represent the difference between the long-term return credited to operating profit and the actual investment returns achieved for the period.

(5)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums, irrespective of the actual payments made during the period.

(6)
The dividends have been translated into US dollars at the noon buying rate on the dates the payments were made.

EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average
Six months ended June 30, 2003	1.62
Twelve months ended December 31, 2003	1.65
Six months ended June 30, 2004	1.82

        The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

Month	High	Low
May 2004	1.84	1.75
June 2004	1.84	1.81
July 2004	1.87	1.82
August 2004	1.85	1.79
September 2004	1.81	1.77
October 2004	1.78	1.84

        On November 2, 2004, the latest practicable date for this filing, the noon buying rate was £1.00 = $1.84.

FORWARD-LOOKING STATEMENTS

        This report may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including, among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements included in this document. Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a summary of the material differences between UK GAAP and US GAAP relevant to Prudential's financial statements, see Notes 8 and 9 to Prudential's unaudited condensed consolidated interim financial statements. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—UK GAAP Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion may contain forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements.

Introduction

        In the first half of 2004, Prudential continued to provide retail financial products and services and fund management to its customers in the United Kingdom and Europe, United States and Asia. Other than UITF Abstract 38 "Accounting for Employee Share Ownership Plans (ESOP) Trusts", which has resulted in a £38 million reduction in shareholders' funds at January 1, 2004 (see Note 2 to the unaudited condensed consolidated interim financial statements), no new accounting standards affecting Prudential's UK GAAP consolidated financial statements were implemented in the first half of 2004.

UK GAAP Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, which have been prepared in accordance with UK GAAP. Prudential's financial statements are prepared in accordance with the modified statutory basis ("MSB") of reporting of long-term business. This is in accordance with the revised Statement of Recommended Practice issued by the Association of British Insurers ("ABI") in November 2003. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional deferred and matching approach for other long-term business.

        The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those discussed below. The critical accounting policies in respect of the items discussed below are critical for the Group's results in so far as they relate to the Group's shareholder financed business, in particular for Jackson National Life.

Long-term Business Provision

        At June 30, 2004, the long-term business provision represented 61% of Prudential's total liabilities. These liabilities predominantly relate to with-profits and other protection type policies. These liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders.

        The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claim expenses. Rates of interest used in establishing the policyholder benefit provisions range from 4.0% to 8.0%. Mortality assumptions range from 50% to 90% of the 1975–1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheets is the policyholder account balance.

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP, adjusted where necessary to comply with UK GAAP. In regions where local GAAP is not well established, US GAAP is used as the most appropriate proxy to local GAAP. The valuation of policyholder benefit provisions may differ from that determined on a UK modified statutory basis.

Fair Value of Assets

        Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which are carried at amortized cost. Fair value is based on quoted market prices for listed securities and on quotations provided by external fund managers, brokers, independent pricing services or values determined by the directors for unlisted securities. Where reliable third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

        Except to the extent of other than temporary impairments, movements in the fair value of Jackson National Life's bond portfolio do not impact shareholders' profits or funds. Impairments in the carrying value of individual bonds and other fixed income securities that are considered other than temporary are reflected as losses in profit or loss before tax. Among the factors considered is whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the Group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

Investment Returns

        Investment returns comprise investment income, realized gains and losses and changes in unrealized gains and losses, except for changes in unrealized gains and losses on debt securities held by Jackson National Life. These securities are carried in the balance sheet at amortized cost. For debt and other fixed interest securities held by Jackson National Life, purchase premiums and discounts are amortized based on the underlying investments' call or maturity dates and this amortization is included in investment returns. Realized gains and losses, including writedowns on permanent diminutions, are recognized in income on the date of sale as determined on a specific identification basis for Jackson National Life and on an average cost basis elsewhere.

Deferred Acquisition Costs

        In common with other insurers, Prudential incurs significant costs in connection with acquiring new insurance business. These costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. The directors make assumptions as to whether certain costs should be deferred or not and whether they will be offset by future margins on the policies. To the extent that the actual future margins differ from those anticipated, an adjustment to the carrying value of the deferred acquisition cost asset will be necessary. The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States.

Deferred Tax

        Deferred tax assets and liabilities generally are recognized in accordance with the provisions of FRS 19 "Deferred Tax" ("FRS 19"). Prudential has chosen not to adopt the option available under FRS 19 of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19. Accordingly, for the balance sheet position at June 30, 2004, the possible tax benefit of approximately £427 million, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized.

Derivative Financial Instruments

        Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management program. As permitted by UK GAAP, earnings for Jackson National Life exclude the fair value of fluctuations on these derivative instruments including, in particular, those that are regularly used to manage risks associated with movements in interest rates. Under UK GAAP such derivatives are not required to be accounted for at fair value.

Other Features of UK GAAP Accounting that are of Particular Significance to an Understanding of Prudential's UK GAAP Results

        The other features that are of significance relate to the method of accounting for the assets and liabilities of the Group's with-profits funds.

Long-term Business Provision

        The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium method is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen assumptions. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the unaudited condensed consolidated interim financial statements range from 3.0% to 5.0%. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each period and ranged from 1.93% to 5.67% for half year 2004 and 1.96% to 5.14% for the year ended December 31, 2003. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience.

        For Prudential Assurance's (PAC) accumulating with-profits business, the provision is taken as the lower of:

  •
  the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonuses, and

  •
  the surrender or transfer value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date,

        or, if greater, the value of the guaranteed liabilities excluding final bonuses calculated on a gross premium bonus reserve method. For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 3.0% to 5.0%, while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. For unitized with-profits policies, the policyholder benefit provisions are based on the policyholder account balance.

Fund for Future Appropriations

        The fund for future appropriations (FFA) represents the excess of assets over policyholder liabilities. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to, or from, the fund for future appropriations through a charge or credit to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance is determined after full provision for deferred tax on unrealized appreciation of investments.

        Changes to the level of the fund for future appropriations do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of UK GAAP and UK regulatory returns, movements in the level of the fund for future appropriations are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of UK GAAP and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the fund for future appropriations), recognition of deferred acquisition costs for UK GAAP, and asset valuation differences and admissibility deductions reflected in regulatory returns.

Profits Recognition

        Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax modified statutory basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using the advice of their appointed actuary, determine the amount of annual and final bonuses to be declared each year on each group of contracts.

Fair Value of Assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded under UK GAAP as the fund for future appropriations. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

        Changes in the fair value of assets of unit-linked (separate account) funds are normally accompanied by a matching change in unit-linked business liabilities that is also recognized in the profit and loss account.

Investment Returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the profit and loss account. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to or from the fund for future appropriations within the profit and loss account. Except to the extent of current investment returns being taken into account in the setting of the bonus policy, the investment returns of the with-profits funds in a particular year do not affect shareholder profits from with-profits funds.

Overview of Consolidated Results

        The following table shows Prudential's UK GAAP consolidated profit on ordinary activities for the periods indicated. The results for the six months ended June 30, 2003 have been restated as a result of the adoption of the revised Statement of Recommended Practice on accounting for insurance business, as explained in Note 2 to the unaudited condensed consolidated interim financial statements.

	Six Months Ended June 30,
	2004	Restated 2003
	(In £ Millions)
Operating profit before amortization of goodwill and tax (based on long-term investment returns)
UK and Europe Operations	227	153
US Operations	114	86
Asian Operations	64	24
Other Operations	(101)	(86)

	304	177
Amortization of goodwill	(49)	(49)
Short-term fluctuations in investment returns	27	72

Profit on ordinary activities before tax	282	200
Tax on profit on ordinary activities	(119)	(59)

Profit on ordinary activities after tax before minority interests	163	141
Minority interests	(7)	5

Profit on ordinary activities after tax and minority interests	156	146

Profit Before Tax

        Total profit on ordinary activities before tax in the first half of 2004 was £282 million compared with £200 million in the first half of 2003. This increase principally reflected higher operating profit offset by a reduction in short-term fluctuations in investment returns.

Profit After Tax

        Profit after tax before minority interests in the first half of 2004 was £163 million compared with £141 million in the first half of 2003. The increase reflects the movement in the profit before tax in those periods offset by the impact of effective tax rates of 42% in the first half of 2004 and 30% in the first half of 2003. The increase in the effective rate of tax on total profit is due to the impact of short-term fluctuations in investment returns, not all of which are tax affected.

United Kingdom and Europe Operations

        Prudential's UK and Europe operations are structured into three business units, each focussing on its respective target customer markets, namely, UK and Europe Insurance Operations, M&G and Egg. Egg plc is a quoted UK company, 79% owned by Prudential.

        The following table shows operating profit before amortization of goodwill and tax, for the periods indicated.

	Six Months Ended June 30,
	2004	Restated 2003
	(In £ Millions)
UK and Europe Insurance Operations	152	138
M&G	79	38
Egg	(4)	(23)

Total operating profit before amortization of goodwill and tax	227	153

        Operating profit from UK and Europe Insurance Operations in the first half of 2004 was £152 million, £14 million higher than the £138 million recorded in the first half of 2003. The increase primarily reflected higher profits from Prudential Retirement Income Limited (PRIL), offset by lower profits from Prudential Assurance Company (PAC) with-profits fund, primarily due to lower annual and terminal bonuses.

        M&G's operating profit of £79 million in the first half of 2004 was £41 million higher than in the first half of 2003. This included £19 million of carried interest generated by PPM Ventures after several exceptional realizations, which are not expected to recur. The growth also reflected the benefits of higher equity markets in the first half of 2004 combined with successful new business initiatives and effective cost control.

        Egg recorded an operating loss of £4 million in the first half of 2004 compared to a loss of £23 million in the first half of 2003. Egg's UK banking operation generated a profit of £35 million in the first half of 2004, offset by an operating loss in France of £32 million. On July 13, 2004, Egg announced that it intended to withdraw from the French market. On August 3, 2004, Prudential announced that it was no longer in discussions regarding a possible transaction with respect to its shareholding in Egg.

US Operations

        Prudential's principal US operations are Jackson National Life, its US insurance company, which includes Jackson Federal Bank, National Planning Holdings and Curian, its US broker-dealer group and PPM America, its US internal and institutional fund manager. On July 2, 2004, Prudential announced the sale of Jackson Federal Bank to Union Bank of California and the sale completed in October 2004.

        The following table shows operating profit before amortization of goodwill and tax for the periods indicated.

	Six Months Ended June 30,
	2004	Restated 2003
	(In £ Millions)
Jackson National Life	116	87
National Planning Holdings and Curian	(9)	(8)
PPM America	7	7

Total operating profit before amortization of goodwill and tax	114	86

        Operating profit of £114 million in the first half of 2004 was £28 million higher than in the first half of 2003. The increase in profits primarily reflected higher spread income, higher fee and other income and lower average realized bond losses, offset by the related increased deferred acquisition cost amortization and lower level of capitalized costs. In addition, the operating result included two one-off items; a receipt of a legal settlement and an accounting adjustment arising from the adoption of SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts". These items increased operating profit by £19 million and £8 million respectively. In addition, the US results are translated into pounds sterling at the average exchange rates for the relevant periods. The US dollar to pounds sterling average rates were 1.82 and 1.61 for the periods ended June 30, 2004 and June 30, 2003, respectively. If a constant exchange rate had been applied the increase in operating profit would have been 50% rather than 33%.

Asian Operations

        Prudential is Europe's leading life insurer in Asia with 23 operations in 12 countries across the region. The following table shows operating profit before amortization of goodwill and tax for the periods indicated. Asian head office costs are included in "Other operations" below.

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Operating profit before amortization of goodwill and tax	64	24

        Operating profit in the first half of 2004 was £64 million, an increase of £40 million from the first half of 2003. The increase was primarily due to higher operating profits in the more established life operations (Singapore, Hong Kong and Malaysia). These profits were partially offset by expected losses in newer Asian operations, such as Japan, India and Korea, as they continue to build scale. The 2004 result benefited from a number of one-off items (including investment gains) totalling £7 million.

Other Operations

        Operating results from Other Operations comprise investment income on centrally retained shareholder funds, interest expense on Group core borrowings and central corporate expenditure relating to the UK and Asian head offices.

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Operating loss before amortization of goodwill and tax	(101)	(86)

        The operating loss for Other Operations of £101 million in the first half of 2004 was £15 million higher than the loss of £86 million recorded in 2003. Investment and other income of £16 million was up £4 million on prior year. Interest expenditure during 2004 was £74 million compared with £67 million in 2003. Corporate head office costs were £25 million compared with £19 million in 2003 and Asian head office costs were £18 million compared to £12 million in 2003. The increase in the corporate head office costs reflected the substantial work being undertaken for the implementation of International Financial Reporting Standards and regulatory changes.

Geographic Analysis by Nature of Income and Expense

        The following table shows Prudential's consolidated total profit on ordinary activities before amortization of goodwill, tax and minority interests for the periods indicated:

	Six Months Ended June 30,
	2004	Restated 2003
	(In £ Millions)
Long-term business:
Gross premiums	7,526	7,301
Reinsurance	(129)	(147)

Earned premiums	7,397	7,154

Investment returns (based on long-term returns)	2,419	6,456
Expenses	(856)	(822)
Taxation within long-term business funds	(332)	(165)
Benefits and claims	(8,948)	(10,232)
Transfer from (to) the fund for future appropriations	536	(2,211)

Shareholders' profit after tax	216	180
Add back: tax on shareholders' profit	106	67

Shareholders' profit before tax from long-term business	322	247

Other businesses:
Broker-dealer and fund management	87	39
UK banking	(4)	(23)
Other income and expenditure	(101)	(86)

Shareholders' profit from other businesses	(18)	(70)

Total operating profit before amortization of goodwill, tax and minority interests (based on long-term investment returns)	304	177

Gross Premiums

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Long-term business:
United Kingdom and Europe	3,926	3,803
United States	2,505	2,604
Asia	1,095	894

Total	7,526	7,301

        Gross premiums totalled £7,526 million in the first half of 2004, an increase of 3% over the first half of 2003.

        In the United Kingdom and Europe, gross premiums in the first half of 2004 of £3,926 million were 3% above levels reported in the first half of 2003.

        In the United States, gross premiums in the first half of 2004 were £2,505 million, 4% below premiums in the first half of 2003 of £2,604 million. At constant exchange rates, gross premiums increased 9% from £2,302 million to £2,505 million. This was, however, more than offset by adverse foreign currency movements totalling £302 million. The growth in premiums was primarily due to strong sales of variable annuities and institutional products. The increase in variable annuity sales reflected the strong equity markets in the second quarter of 2004 and Jackson National Life's (JNL) strong product offering. Institutional sales increased as JNL took advantage of several attractive issuance opportunities.

        In Asia, gross premiums increased 22% in the first half 2004 to £1,095 million compared to £894 million in the first half of 2003. This was largely due to growth in sales in Hong Kong, Singapore and Korea.

Investment Returns

	Six Months Ended June 30,
	2004	Restated 2003
	(In £ Millions)
Long-term business:
United Kingdom and Europe	1,760	5,518
United States	561	619
Asia	98	319

Total	2,419	6,456

        Investment returns for shareholder financed businesses, principally the operations in the United States, represent long-term investment returns. For other businesses, investment returns represent income and realized and unrealized investment appreciation.

        Total investment returns of £2,419 million in the first half of 2004 compare to £6,456 million reported in the first half of 2003. The reduction was mainly due to lower investment returns in the United Kingdom and Europe.

        In the United Kingdom and Europe, investment returns of £1,760 million in the first half of 2004 compare to investment returns of £5,518 million in the first half of 2003. The investment return primarily represents the return on the assets supporting the with-profits fund. During the first six months of 2004 the PAC with-profits fund earned a return of 3%, compared with a 6.7% return for the same period in 2003.

        In the United States, investment returns of £561 million in the first half of 2004 were £58 million lower than in the first half of 2003 principally due to adverse foreign exchange rate movements.

        In Asia, investment returns decreased from £319 million in the first half of 2003 to £98 million in the first half of 2004. The decrease mainly reflected higher amounts of unrealized losses primarily in Singapore, Hong Kong and Taiwan.

Expenses

	Six Months Ended June 30,
	2004	Restated 2003
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(524)	(517)
United States	(95)	(79)
Asia	(237)	(226)

Total	(856)	(822)

        Total expenses of £856 million were incurred in the first half of 2004, 4% higher than the £822 million incurred in the first half of 2003.

        In the United Kingdom and Europe, expenses in the first half of 2004 of £524 million were in line with expenses of £517 million incurred in the first half of 2003.

        In the United States, expenses of £95 million in the first half 2004 were 20% higher than the £79 million incurred in the first half of 2003. This increase primarily reflected higher levels of non-deferrable acquisition costs in 2004 compared to 2003 as a result of increased sales volumes of variable annuities and institutional products.

        In Asia, expenses in the first half of 2004 of £237 million were in line with prior period expenses of £226 million.

Benefits and Claims

	Six Months Ended June 30,
	2004	Restated 2003
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(5,255)	(6,387)
United States	(2,819)	(3,019)
Asia	(874)	(826)

Total	(8,948)	(10,232)

        Benefits and claims represent payments, including terminal bonuses, to policyholders in respect of maturities, surrenders and deaths, plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders).

        Total benefits and claims fell by £1,284 million in the first half of 2004 to £8,948 million compared to £10,232 million in the first half of 2003.

        In the United Kingdom and Europe, benefits and claims fell from £6,387 million in the first half of 2003 to £5,255 million in the first half of 2004. This reduction was due to a 5% increase in payments to policyholders in the first half of 2004 from £4,304 million to £4,504 million, offset by a fall in the change in long-term technical provisions from £2,083 million in the first half of 2003 to £751 million in the first half of 2004.

        In the United States, benefits and claims decreased from £3,019 million in the first half of 2003 to £2,819 million in the first half of 2004. This movement reflected a fall in the change in technical provisions from £1,402 million to £1,042 million partially offset by a 10% increase in death benefits, maturities and surrenders of deposit products from £1,617 million in the first half of 2003, to £1,777 million in the first half of 2004.

        In Asia, benefits and claims increased by 6% to £874 million in the first half of 2004 compared to £826 million in the first half of 2003. This increase reflected a 50% increase in claims offset by a 10% decrease in the change in long-term technical provisions.

Transfer from (to) the Fund for Future Appropriations

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Long-term business:
United Kingdom and Europe	513	(2,098)
Asia	23	(113)

Total	536	(2,211)

        The transfer from the fund for future appropriations in the United Kingdom in the first half of 2004 was £513 million compared to £2,098 million being transferred to the fund for future appropriations in the first half of 2003, a decrease of £2,611 million. The change predominantly reflects the return on the assets supporting the with-profits fund which earned a return of 3% during the first six months of 2004 compared with a return of 6.7% for the comparative period in 2003.

        In Asia, there was a transfer from the fund for future appropriations of £23 million in the first half of 2004 compared with £113 million transferred to the fund for future appropriations in the first half of 2003. This was primarily due to weaker investment returns in Singapore and Hong Kong.

US GAAP Analysis

        Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP.

        The most significant difference in the results of operations between UK GAAP and US GAAP is the treatment of the with-profits business.

        Under UK GAAP, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent that annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the fund for future appropriations by a charge to the profit and loss account. However, to the extent that annual earnings of the with-profits fund are less than policyholder bonuses and related shareholder distributions, the shortfall is transferred from the fund for future appropriations.

        Under US GAAP, the impact of pre-bonus operating results within the with-profits fund is reflected in net income in the period in which it occurs. However, 90% of these results are allocated to with-profits policyholders by a charge to net income. The residual 10% interest is allocated to shareholders.

        This treatment of Prudential's with-profits fund under US GAAP causes profits attributable to shareholders to be strongly influenced by annual investment returns, particularly on equities. Annual investment returns include unrealized gains and losses and, accordingly, these returns and shareholders' profits are subject to considerable volatility in the US GAAP figures.

        Other material differences between UK GAAP and US GAAP results include the method of deferral and amortization of acquisition costs, the accounting for certain investments and derivative instruments, revenue and claims recognition on investment-type contracts, the measurement of and changes in policyholder benefit and dividend liabilities, and their related deferred income tax effects.

US GAAP Critical Accounting Policies

        Although there are a number of differences between accounting policies under UK GAAP and US GAAP, the critical accounting policies under US GAAP relate to the provision for policy liabilities and the treatment of the with-profits business.

Provision for Policy Liabilities

        The concept of providing for policy liabilities is consistent with that under UK GAAP, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different. If actual results differ from the assumptions used then the value of the liabilities would need to be adjusted.

        For unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at the date of policy issue plus provisions for adverse deviation based on group experience. Interest assumptions range from 0.935% to 12%. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The impact of changes would depend upon whether or not the liabilities being adjusted are for the with-profits business, non-participating business of Prudential Annuities Limited (which is owned by the Prudential Assurance long-term fund) or shareholder financed long-term business operations.

        For with-profits business, adjustments to liabilities and any related tax effects are recognized in the income statement. However, an amount equal to nine-tenths of the related increase or decrease in pre-bonus earnings of the with-profits fund is transferred to or from the Undistributed Policyholder Allocation and charged or credited to the income statement. US GAAP shareholder profits are therefore only affected to the extent of one-tenth of the change in liabilities.

        This effect also applies to changes in liabilities of Prudential Annuities Limited. To the extent that movements in liabilities are recorded in Other Comprehensive Income as shadow adjustments to the income statement under Statement of Financial Accounting Standard No. 115 ("Accounting for certain investments in debt and equity securities", (FAS 115)), an amount equal to nine-tenths of the movement is recognized within Other Comprehensive Income as a consequential change to the Undistributed Policyholder Allocation. Net movements on Other Comprehensive Income for this item will therefore reflect only one-tenth of the gross change.

        For shareholder financed long-term business operations, other than for exchange translation effects, changes to policy liabilities will be directly reflected in net income and shareholders' equity.

Treatment of With-Profits Business

        Under UK GAAP, the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders' in that year. Consistent with this treatment, as mentioned in "—UK GAAP Critical Accounting Policies", amounts retained within with-profit funds are accounted for within the fund for future appropriations.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90% of the current year's pre-bonus earnings, before income taxes. As a result, reported profit is directly impacted by current year amounts in respect of premiums, investment returns and operating expenses. As most investments of with-profits operations are accounted for on a trading basis, the shareholders' 10% share of the pre-bonus earnings is likely to be highly volatile from period to period as a result of the fluctuations in investment markets.

Investment Returns

        Except primarily for Jackson National Life and UK annuity business (other than with-profits), all investment returns for long-term insurance business are accounted for on a trading basis. Accordingly, investment returns reported in the income statement include unrealized gains and losses. This reflects the fact that policyholder benefits, in particular for with-profits business, include the impact of unrealized appreciation over time through the bonus mechanism.

Impairment of Assets

        The Group conducts regular impairment reviews in respect of those investment securities held on an available for sale basis. The Group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the profit and loss account. In assessing the securities' fair value for impairment testing purposes, where third party information is not available, the Group performs alternative valuation techniques including discounted cash flow analysis, option-adjusted spread models and enterprise valuation.

        Among the factors considered are whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the Group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

Deferred Acquisition Costs

        Commissions, sales force direct costs and costs associated with policy issue and underwriting that vary with and are primarily related to the production of new and renewal contracts are deferred. Deferred acquisition costs are regularly evaluated for recoverability and amounts determined not to be recoverable are charged to income. Deferred acquisition costs for conventional with-profits life insurance and other protection-type insurance policies are amortized in relation to premium income using assumptions consistent with those used in computing policyholder benefit provisions. Deferred acquisition costs for unitized with-profits life insurance and investment-type policies are amortized in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and future estimates and revised estimates of future gross profits and amortization are adjusted for the effect of any changes. Deferred acquisition costs associated with internally replaced policies are written off in the year replacement occurs and the incremental commissions and selling costs of the replacement contract are capitalized and amortized over the life of the replacement policy.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. For shareholder financed long-term business operations the full accounting impact of deferring and amortizing deferred acquisition costs is taken to net income.

        For with-profits funds, the shareholder impact of the accounting policy for acquisition costs is limited to 10% of the direct income statement and balance sheet effect due to 90% of the excess of US GAAP basis assets (including deferred acquisition costs) over liabilities in the funds being allocated to the Undistributed Policyholder Allocation. Accordingly, after this allocation, income before tax includes effectively only 10% of the amortization of deferred acquisition costs and shareholder' equity includes effectively only a 10% shareholder interest in the balance sheet carrying value of deferred acquisition costs.

Deferred Income Tax

        Deferred taxes are provided under the liability method for all temporary differences except for undistributed earnings of foreign subsidiaries that are not expected to be remitted for an indefinite period. Deferred tax assets are recognized subject to adjustment for valuation allowances when it is more likely than not that the underlying tax benefit will not be realized.

        In the United Kingdom the taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19 and similarly under FAS 109. Accordingly, for the half year 2004 results and balance sheet position at June 30, 2004, the possible net tax benefit, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized. The value of these carry forwards remains unchanged from 2003.

Derivative Financial Instruments

        Under US GAAP, derivative financial instruments may only be accounted for as hedges where they are appropriately documented and comply with the strict criteria required by FAS 133. Derivative financial instruments held by the Group's with-profits operations are generally entered into for the purposes of efficient portfolio management rather than as hedges. Consistent with the accounting treatment of other investment assets of with-profits funds, the movements in the fair value of derivative financial instruments are recognized in the income statement with shareholders' net income reflecting, as part of the 10% of pre-bonus earnings of the fund, 10% of the movement in the values of the derivative instruments.

        For the Group's shareholder financed long-term business operations, principally Jackson National Life, which accounts for investments under FAS 115 on an available-for-sale basis, the impact of temporary movements in the values of investments is recorded in Other Comprehensive Income. However, although Jackson National Life uses derivative financial instruments (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability program, it has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems personnel required to qualify for hedge accounting treatment on an ongoing basis. Accordingly, value movements on its derivative financial instruments are recognized in income while the largely offsetting changes in fair value of hedged instruments are reflected in Other Comprehensive Income in the balance sheet as unrealised gains and losses.

Scottish Amicable Insurance Fund (SAIF)

        The SAIF sub-fund is a ring fenced sub-fund of Prudential Assurance's long-term fund and was formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of acquisition and "top-ups" are permitted on these policies. This fund is solely for the benefit of those Scottish Amicable Life Assurance Society policyholders whose policies were transferred to SAIF. All investments held by the SAIF sub-fund and all future earnings arising in the fund are to be equitably distributed to qualifying SAIF policyholders over the lifetime of these policies. Shareholders have no interests in the profits of this fund, although they are entitled to the management fees paid on this business.

        Prior to the adoption of SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts", in order to reflect the ring-fenced nature of the closed block SAIF fund, both UK and US GAAP net income recorded a nil post-tax result. For UK GAAP, a nil pre-tax result was also recorded, reflecting the sole interest of SAIF policyholders in the performance of the fund. However, as SAIF was accounted for as separate account business under US GAAP it was necessary for a pre-tax shareholder result to be recorded. The amount of this result was equal and opposite to the amount of the tax charge borne by SAIF.

        While UK GAAP accounting for SAIF remains unchanged, SAIF was deemed to fail the legal insulation criteria introduced by SOP 03-1. As a result, following the adoption of SOP 03-1 all of SAIF's assets and liabilities have been reclassified to the general account. Except for real estate, all SAIF's assets will continue to be recorded at fair value. Real estate has been reclassified to the general account and valued at depreciated historic cost. The liabilities of SAIF have been reclassified from separate account liabilities to policyholder benefit liabilities.

        As a result of adoption of SOP 03-1, the US GAAP result for SAIF will now reflect the altered valuation basis for real estate. The impact of this valuation change (and future depreciation charges) will be borne by shareholders, because policyholder benefit liabilities reflect the SAIF policyholders' 100% interest in the net appreciated fair value of real estate. Future realized gains (or losses) relating to the difference between fair value and depreciated cost on the sale of SAIF real estate will be credited (or charged) to shareholders when the sale occurs. As part of the equitable distribution of the SAIF sub-fund to qualifying policyholders, all investments, including real estate, must be realized over the lifetime of the remaining in force SAIF policies.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated profit and loss in accordance with UK GAAP on application of US GAAP for the operations and periods indicated.

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Consolidated profit and loss in accordance with UK GAAP*	156	146

US GAAP adjustments:
With-profits fund	(6)	177
Other operations*	(553)	(23)

	(559)	154

Net (loss) income in accordance with US GAAP	(403)	300

Comprising:
Net income from continuing operations after minority interests	115	264
Net income from discontinued operations including profit on disposals	—	36
Cumulative effect of changes in accounting principles	(518)	—

	(403)	300

*
The UK GAAP Half Year 2003 figures and corresponding US GAAP adjustments for Other operations have been restated (see Note 2 to the unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

        On a US GAAP basis, a consolidated net loss of £403 million was recorded in the first half of 2004 compared to consolidated net income of £300 million reported in the first half of 2003. Consolidated net losses on a US GAAP basis for the first half of 2004 of £403 million were £559 million lower than consolidated profit under UK GAAP. For the first half of 2003, US GAAP consolidated net income was £154 million more than consolidated profit under UK GAAP.

        The US GAAP adjustments to UK GAAP consolidated profit and loss in respect of the with-profits fund resulted in a reduction of £6 million in the first half of 2004 and an increase of £177 million in the first half of 2003. The table below analyzes the shareholders' 10% interest in the adjustments to the with-profits fund's results, as reflected above.

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
US GAAP adjustments:
Real estate	14	9
Securities	40	(25)
Revenue and expense recognition	(2)	(14)
Deferred acquisition costs	2	5
Policy liabilities	(1)	24
Movement in UK basis excess of assets over liabilities	(57)	195
Other	4	(4)
Deferred tax effect of the above adjustments	(6)	(13)

	(6)	177

        The decrease in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities (represented by the transfer from or to the fund for future appropriations) from a positive amount of £195 million in the first half of 2003, to a negative amount of £57 million in the first half of 2004, primarily reflected weaker investment returns in the first half of 2004.

        The other main effects of accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for land and buildings and inclusion of depreciation on buildings;

  •
  exclusion of the unrealized appreciation/depreciation for securities classified as available for sale; and

  •
  adjustments to income recognition, deferred acquisition costs and policy liabilities.

        The following table analyzes the US GAAP adjustments for other operations.

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Business acquisitions and investments in associates	52	45
Securities	114	(90)
Real estate:
Investment results	(73)	—
Cumulative effect of changes in accounting principles (gross of tax)	(638)	—
Revenue and expense recognition*	(132)	(83)
Deferred acquisition costs	72	49
Policy liabilities	(108)	32
Pension plans	(12)	(9)
Derivative instruments	88	(37)
Profit on disposals	—	38
Other	(2)	(5)
Deferred tax effect of the above adjustments	86	37

	(553)	(23)

*
The UK GAAP Half Year 2003 figures and corresponding US GAAP adjustments for Revenue and expense recognition have been restated (see Note 2 to the unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

        The US GAAP adjustments for business acquisitions and investments in associates primarily reflects the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Tangible Assets" (FAS 142). Under FAS 142, amortization relating to goodwill and other indefinite lived intangible assets is discontinued. However, these assets are subject to an impairment test at least annually and any impairments are charged to net income.

        The US GAAP adjustments for real estate reflect the adoption of Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" (SOP 03-1). SOP 03-1 tightens existing criteria that must be met before assets can be classified as separate account assets and carried at fair value on the balance sheet with an equivalent total being recorded as separate account liabilities.

        Upon adoption of SOP 03-1, a transitional charge of £521 million was recorded to reflect the depreciated historic cost of real estate previously accounted for at fair value. This amount comprised a gross transitional charge of £638 million less related tax of £117 million. The significant size of the adjustment reflects the substantial real estate holdings of a large number of funds, including SAIF and certain UK and Asian unit linked funds, which no longer meet the criteria of separate account reporting under SOP 03-1.

        Following the transfer (and valuation change) from separate accounts to the general account, the real estate investment results of other operations will continue to reflect a depreciation charge in future periods. The impact of this valuation change (and future depreciation charges) will be borne by shareholders, because policyholder benefit liabilities reflect the SAIF policyholders' 100 per cent interest in the net appreciated fair value of real estate. Future realized gains (or losses) relating to the difference between fair value and depreciated cost on the sale of SAIF real estate will be credited (or charged) to shareholders when the sale occurs. As part of the equitable distribution of the SAIF sub-fund to qualifying policyholders, all investments, including real estate, must be realized over the lifetime of the remaining in force SAIF policies.

        Profit on disposals relates to the sale of Prudential's German life business in 2003. On a US GAAP basis the profit on disposal was £38 million higher than on a UK basis. The difference reflects the deferral and matching of premiums and policy charges relating to future periods in relation to the future expected benefits of £31 million and different carrying values of policy liabilities and deferred acquisition costs of £7 million.

Changes in Shareholders' Funds on Application of US GAAP

        The following table shows the adjustments in shareholders' funds from UK GAAP to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At June 30, 2004	At December 31, 2003
	(In £ Millions)
Shareholders' funds in accordance with UK GAAP*	3,320	3,240
US GAAP adjustments:
With-profits fund	1,013	1,030
Other operations*	(62)	858

	951	1,888

Shareholders' equity in accordance with US GAAP	4,271	5,128

*
The UK GAAP Full Year 2003 figures and corresponding US GAAP adjustments for Other operations have been restated (see Note 2 to the unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

        Shareholders' equity was greater under US GAAP than UK GAAP at June 30, 2004 and December 31, 2003 by £951 million and £1,888 million, respectively. The increased equity in respect of with-profits business was £1,013 million at June 30, 2004, and £1,030 million at December 31, 2003. This difference predominantly reflected the attribution to shareholders of a 10% interest in the excess of assets over liabilities held within the fund.

        The following table analyzes the shareholders' 10% interest in the adjustments to the with-profits fund as reflected above.

	At June 30, 2004	At December 31, 2003
	(In £ Millions)
US GAAP adjustments:
Real estate	(434)	(448)
Revenue and expense recognition	(169)	(164)
Deferred acquisition costs	151	149
Policy liabilities	399	398
UK basis excess of assets over liabilities	1,067	1,124
Pension plans	74	76
Recognition of pension scheme minimum liability	(97)	(115)
Other	19	13
Deferred tax effect of the above adjustments	3	(3)

	1,013	1,030

        Under UK GAAP, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10% interest in the adjusted excess of assets over liabilities. The movement in the excess from December 31, 2003, to June 30, 2004, is primarily due to weaker investment performance within the with-profits fund during the period.

        The other main effects of accounting for the assets and liabilities of the with-profits fund on a US GAAP basis are:

  •
  writedown of real estate values from market value to depreciated historic cost;

  •
  adjustments to revenue and expense recognition, deferred acquisition costs and insurance liabilities, and

  •
  pension scheme accounting and the recognition of a pension scheme minimum liability.

        The following table analyzes US GAAP adjustments to shareholders' interests for other operations.

	At June 30, 2004	At December 31, 2003
	(In £ Millions)
Business acquisitions and investment in associates	513	461
Real estate	(715)	(5)
Securities	588	1,180
Derivative instruments	(244)	(335)
Revenue and expense recognition	(953)	(848)
Deferred acquisition costs	343	6
Policy liabilities	228	333
Profit on disposals	38	38
Pension plans	236	248
Recognition of pension scheme minimum liability	(281)	(333)
Shareholder dividend liability	109	214
Other*	(8)	24
Deferred tax effect of the above adjustments	84	(125)

	(62)	858

*
The UK GAAP Full Year 2003 figures and corresponding US GAAP adjustments for Other have been restated (see Note 2 to the unaudited condensed consolidated interim financial statements). US GAAP results have not been restated.

        For other operations, shareholders' equity on a US GAAP basis was £62 million lower and £858 million higher than on a UK GAAP basis at June 30, 2004, and December 31, 2003 respectively.

        The principal reasons for the reduction in consolidated shareholders' equity under US GAAP compared to consolidated shareholders' funds under UK GAAP are:

  •
  the effect of the implementation of SOP 03-1 in 2004 on the carrying value of real estate previously held in separate accounts at fair value, now reclassified to the general account and carried at depreciated historic cost;

  •
  the effect of the implementation of FAS 133 on the carrying value of derivative instruments, and

  •
  the recognition of a pension scheme minimum liability.

        Partially offsetting these items are: the effect of the discontinuance of goodwill amortization under FAS 142 (subject to any impairments that may arise); the elimination of the UK basis accrual for the dividend for the period; and the inclusion of Jackson National Life's fixed income security portfolio on an available-for-sale basis, with related shadow deferred acquisition cost adjustments. Under UK GAAP, the securities are carried on an amortized cost basis.

US GAAP Restructuring Analysis

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK and Europe Insurance Operations. These changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. For US GAAP purposes, Prudential expensed £7 million in the first half of 2004, comprising £3 million termination and redundancy costs, £1 million of property costs, and £3 million relating to other system and transition costs. During 2003, £37 million was expensed, comprising £4 million termination and redundancy costs, £3 million property costs and £30 million other transition and system costs. In 2002, £46 million was expensed comprising £15 million of termination and redundancy costs, £17 million property costs, and £14 million other transition and system costs. In 2001, £172 million was expensed, comprising

£82 million of termination and redundancy costs, £34 million property costs and £56 million other transition and system costs.

        In 2002, Prudential announced plans to establish an off-shore service center in India to improve customer contact service levels for its UK and Europe Insurance Operations customers and to achieve further cost savings to those announced in 2001. In the first half of 2004, as a result of lower expected redundancies, £5 million of surplus provision was released. This related to termination and redundancy costs. In 2003 Prudential expensed £5 million, comprising £2 million of termination and redundancy costs, and £3 million of other system and property charges. In 2002, £10 million was expensed, comprising £9 million of termination and redundancy costs and £1 million of property costs.

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2003 and 2004 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note 9 to the unaudited condensed consolidated interim financial statements.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding, as well as its cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, except Egg, primarily by raising external funds at the Prudential parent company level. Egg has its own treasury function to manage its cash and liquidity positions.

Liquidity Requirements

        The parent company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of UK head office expenses and investment in businesses.

        In the first half of 2004, the parent company paid the 2003 final dividend to shareholders, which amounted to £153 million. The full dividend was £214 million but this was reduced by £61 million due to shareholders electing to receive additional shares in Prudential rather than cash. The 2002 final dividend paid in the first half of 2003 amounted to £320 million, comprising a full dividend of £341 million less an adjustment of £21 million as described above.

        Debt service costs paid in the first half of 2004 were £79 million, little altered from the £76 million paid in the first half of 2003.

        In the first half of 2004, UK head office expenses paid totalled £22 million compared to £30 million in the first half of 2003.

        In the first half of 2004 and 2003, £116 million and £91 million respectively, were invested in existing operations principally to satisfy solvency requirements.

Liquidity Sources

        The parent company's principal sources of cash are dividends, loans and interest received from operating subsidiaries and the proceeds from borrowings.

        In the first half of 2004, the parent company received cash of £208 million from The Prudential Assurance Company Limited, the Group's main UK operating company, in respect of the statutory profit transfer from the long-term business fund in respect of the year 2003. The parent company also received dividends and loans of £38 million from M&G and £62 million from Asia. In the first half of 2003, the parent company received cash of £286 million from The Prudential Assurance Company Limited and dividends and loans of £40 million from M&G and of £26 million from Asia.

Borrowings

        Core structural borrowings of shareholder financed operations were £2,596 million at June 30, 2004, compared with £2,567 million at December 31, 2003. Within this total, the parent company and finance subsidiaries had core structural borrowings of £2,458 million outstanding at June 30, 2004, including £41 million of short-term commercial paper, £19 million of floating rate guaranteed loan notes due to mature in 2004, US$250 million (£138 million) of bonds due to mature in 2005, £150 million of bonds due to mature in 2007 and £250 million of bonds due to mature in 2009. The remaining outstanding borrowings were due to mature in more than five years. Also at June 30, 2004, the parent company and finance subsidiaries held cash and short-term investments of £403 million, compared with £432 million at December 31, 2003.

        Accordingly, net core structural borrowings increased by £58 million from £2,135 million at December 31, 2003 to £2,193 million at June 30, 2004.

        In August 2004, Prudential issued US$250 million perpetual subordinated securities exchangeable into preference shares. The coupon on the securities was 6.75%, and the proceeds have been used to pre-finance the US$250 million debt maturing in 2005, noted above.

Credit Facilities and Recourse to the Equity Markets

        Prudential has in place an unlimited global commercial paper program. At June 30, 2004 commercial paper of £1,225 million was in issue under this program. Prudential also has in place a £5,000 million medium term note program. At June 30, 2004, £435 million and €520 million of hybrid debt, as well as US$18 million of senior debt, were outstanding under this program.

        In addition, the parent company has access to £1,300 million committed revolving credit facilities, to £500 million committed securities lending liquidity facilities, and to £350 million uncommitted credit facilities. There have been no drawdowns under the committed facilities since inception, and there were no amounts outstanding under either the committed or the uncommitted facilities at June 30, 2004.

        The above programs and facilities are all available for general corporate purposes and to support the liquidity needs of Prudential.

        On October 19, 2004, Prudential launched a fully underwritten rights offering pursuant to which it expects to raise approximately £1 billion, net of expenses, by the issue of approximately 337 million new ordinary shares. The offering is expected to be completed in November 2004.

        Prudential anticipates that its commercial paper and medium-term note programs and its committed and uncommitted facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations and to cover interest and dividend payments. However, to meet all of its strategic objectives, such as the funding of potential future acquisitions, Prudential may need to raise further financing which might include recourse to the equity markets. Prudential aims to maintain an appropriate debt to equity ratio.

Consolidated Cash Flows

        The consolidated statement of cash flows prepared under UK GAAP and included in Prudential's unaudited condensed consolidated interim financial statements includes only the cash flows in respect of Prudential's general business and shareholders' funds. Cash flows resulting from activity within the long-term business funds are excluded because UK GAAP requires that insurance companies include cash flows in respect of long-term business only to the extent that cash is transferred to shareholders and is available to meet the obligations of Prudential as a whole. In the case of UK long-term business, this amount represents the profit after tax allocated to shareholders.

        The discussion that follows is based on the consolidated statement of cash flows prepared under US GAAP presented in Note 9 to Prudential's unaudited condensed consolidated interim financial statements, which includes all of the cash flows of Prudential, including those of the long-term business funds.

        Net cash provided by operating activities was £711 million in the first half of 2004 compared with £2,373 million in the first half of 2003.

        Net cash used for investing activities in the first half of 2004 was £804 million compared with £2,529 million in the first half of 2003. Cash used to purchase investments exceeded proceeds from sales and maturities by £935 million in the first half of 2004 compared with £2,134 million in the first half of 2003. Net cash provided by financing activities was £335 million in the first half of 2004 compared with £928 million in the first half of 2003. The decrease reflected higher policyholders' withdrawals and a reduction in Egg customer deposits from £7,317 million in the first half of 2003 to £6,699 million in the first half of 2004. Policyholders' deposits were lower than withdrawals by

£315 million in the first half of 2004 and higher by £191 million in the first half of 2003. Proceeds from long-term borrowings in the first half of 2004 were £nil and £1,089 million in the first half of 2003.

        As at June 30, 2004, the Group had cash of £1,662 million compared with £1,855 million at June 30, 2003, a decrease of £193 million.

Contingencies and Related Obligations

        Details of Prudential's contingencies and related obligations as at June 30, 2004 are set out in Note 6 to the unaudited condensed consolidated interim financial statements.

Off-Balance Sheet Arrangements

        During the normal course of business Prudential enters into various off-balance sheet arrangements in order to increase liquidity and decrease certain risks.

        At June 30, 2004, Egg had two credit default swaps in place, comprising residential mortgages of £1,750 million and asset backed securities of £875 million. Their effect was to remove from Egg's balance sheet the risk of default on the underlying assets, and to reduce the regulatory capital that must be held by Egg in relation to these assets.

        At June 30, 2004, Egg had entered into a series of off-balance sheet transactions to hedge against foreign currency exposures.

        Egg had also entered into interest rate swaps and forward rate agreements for the purpose of hedging interest rate risk on lending to customers. The total notional value of these swaps was £4,700 million.

        Any potential credit risk relates to the swap counter-party, namely its ability to pay in the event of default on the underlying assets. If a swap counter-party failed, Egg could be required to increase regulatory capital held against the underlying assets. All swap counter-parties are highly rated financial institutions.

        At June 30, 2004, M&G had entered into a series of off-balance sheet transactions relating to interest rate swaps and caps, cross currency swaps, credit default swaps and similar instruments. These derivatives were entered into in the normal course of business and solely for the purpose of matching or eliminating risks arising from potential movements in interest and exchange rates inherent in M&G's assets and liabilities. These derivatives are reviewed regularly for their effectiveness as hedges.

        At June 30, 2004, Jackson National Life had entered into a series of off-balance sheet arrangements including swaps, put-swaptions, futures and options to reduce and manage business risks. Jackson National Life is exposed to credit-related losses in the event of non-performance by counter-parties; however, it does not anticipate non-performance.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30

	2004	Restated (note 2) 2003
	(In £ Millions, Except Per Share Amounts)
Earned premiums, net of reinsurance	7,397	7,154
Claims incurred, net of reinsurance	(6,604)	(6,142)
Change in long-term technical provisions, net of reinsurance	(2,342)	(4,094)
Investment returns	2,741	6,797
Investment expenses and charges	(353)	(319)
Net operating expenses	(901)	(854)
Shareholder and policyholder tax attributable to long-term business	(332)	(165)
Add back: Shareholder tax attributable to long-term business	106	67
Transfer from (to) the fund for future appropriations	536	(2,211)
Result of UK fund management operation	79	38
Result of US broker-dealer and fund management operations	(2)	(1)
Result of Asian fund management operation	10	2
Result of UK banking operation	(4)	(23)
Amortization of goodwill	(49)	(49)

Profit on ordinary activities before shareholder tax	282	200
Shareholder tax on profit on ordinary activities	(119)	(59)

Profit for the period before minority interests	163	141
Minority interests	(7)	5

Profit for the period	156	146
Dividends at 5.4p and 5.3p per share, respectively	(109)	(106)

Retained profit for the period	47	40

Earnings per share:
Basic (based on 2,004 million and 1,995 million shares, respectively)	7.8p	7.3p
Diluted (based on 2,007 million and 1,997 million shares, respectively)	7.8p	7.3p

The accompanying notes are an integral part of these interim financial statements

	2004	Restated (note 2) 2003
	(In £ Millions, Except Per Share Amounts)
Reconciliation of profit on ordinary activities before shareholder tax to operating profit before amortization of goodwill after tax (based on long-term investment returns)
Profit on ordinary activities before shareholder tax	282	200
Short-term fluctuations in investment returns	(27)	(72)
Amortization of goodwill	49	49

Operating profit before amortization of goodwill and before tax (based on long-term investment returns)	304	177
Minority interests in Egg	—	5
Tax on operating profit before amortization of goodwill and before tax (based on long-term investment returns)	(92)	(50)

Operating profit before amortization of goodwill after tax (based on long-term investment returns)	212	132

Earnings per share:
Operating profit before amortization of goodwill after tax (based on long-term investment returns) (based on 2,004 million and 1,995 million shares, respectively)	10.6p	6.6p

The accompanying notes are an integral part of these interim financial statements

	General Business Technical Account	Long-Term Business Technical Account	Non- Technical Account	Total
	(In £ Millions)
Earned premiums, net of reinsurance		7,397		7,397
Claims incurred, net of reinsurance	2	(6,606)		(6,604)
Change in long-term technical provisions, net of reinsurance		(2,342)		(2,342)
Investment returns		2,673	68	2,741
Allocated investment return		(34)	34
Investment expenses and charges		(220)	(133)	(353)
Net operating expenses	(2)	(856)	(43)	(901)
Shareholder and policyholder tax attributable to long-term business		(332)		(332)
Transfer from the fund for future appropriations		536		536

Balance on the technical accounts	—	216
Add back: Shareholder tax attributable to long-term business		106		106

Technical accounts subtotal	—	322
Profit on insurance activities transferred to the non-technical account		(322)	322

Result of UK fund management operation			79	79
Result of US broker-dealer and fund management operations			(2)	(2)
Result of Asian fund management operation			10	10
Result of UK banking operation			(4)	(4)
Amortization of goodwill			(49)	(49)

Profit on ordinary activities before shareholder tax			282	282
Shareholder tax on profit on ordinary activities			(119)	(119)

Profit for the period before minority interests			163	163
Minority interests			(7)	(7)

Profit for the period			156	156

The accompanying notes are an integral part of these interim financial statements

	General Business Technical Account	Restated (note 2) Long-Term Business Technical Account	Restated (note 2) Non- Technical Account	Restated (note 2) Total
	(In £ Millions)
Earned premiums, net of reinsurance		7,154		7,154
Claims incurred, net of reinsurance	(4)	(6,138)		(6,142)
Change in long-term technical provisions, net of reinsurance		(4,094)		(4,094)
Investment returns		6,739	58	6,797
Allocated investment return	5	(72)	67
Investment expenses and charges		(211)	(108)	(319)
Net operating expenses	(1)	(822)	(31)	(854)
Shareholder and policyholder tax attributable to long-term business		(165)		(165)
Transfer to the fund for future appropriations		(2,211)		(2,211)

Balance on the technical accounts	—	180
Add back: Shareholder tax attributable to long-term business		67		67

Technical accounts subtotal	—	247
Profit on insurance activities transferred to the non-technical account		(247)	247

Result of UK fund management operation			38	38
Result of US broker-dealer and fund management operations			(1)	(1)
Result of Asian fund management operation			2	2
Result of UK banking operation			(23)	(23)
Amortization of goodwill			(49)	(49)

Profit on ordinary activities before shareholder tax			200	200
Shareholder tax on profit on ordinary activities			(59)	(59)

Profit for the period before minority interests			141	141
Minority interests			5	5

Profit for the period			146	146

The accompanying notes are an integral part of these interim financial statements

Assets	June 30, 2004	Restated (note 2) December 31, 2003
	(In £ Millions)
Goodwill	1,455	1,504

Investments
Land and buildings	10,818	10,965
Investments in participating interests	57	56
Other financial investments	109,363	109,219

Total investments	120,238	120,240

Assets held to cover linked liabilities	21,278	19,921

Reinsurers' share of technical provisions	776	924

Debtors	1,221	757

Other assets
Banking business assets:
UK operation (Egg)	12,185	11,654
US operation	1,018	975
Tangible assets	172	184
Cash at bank and in hand	1,410	1,221
Present value of acquired in force long-term business	98	108

Total other assets	14,883	14,142

Prepayments and accrued income
Accrued interest and rent	1,222	1,131
Deferred acquisition costs	2,954	2,952
Other prepayments and accrued income	166	138

Total prepayments and accrued income	4,342	4,221

Total assets	164,193	161,709

The accompanying notes are an integral part of these interim financial statements

Shareholders' funds and liabilities	June 30, 2004	Restated (note 2) December 31, 2003
	(In £ Millions)
Shareholders' funds
Ordinary share capital, 5p par value per share, 3,000 million shares authorized; 2,023 million and 2,009 million shares issued and outstanding, respectively	101	100
Share premium	553	553
Retained profit and loss reserve	2,704	2,625
Cost of shares held in trusts for employee incentive plans	(38)	(38)

Total shareholders' funds	3,320	3,240

Minority interests	103	107

Subordinated liabilities	1,313	1,322

Commitments and contingencies
Fund for future appropriations	12,110	12,657

Technical provisions
Long-term business provision	100,645	100,287
Claims outstanding	892	891

Total technical provisions	101,537	101,178

Technical provisions for linked liabilities	21,554	20,195

Provisions for other risks and charges
Deferred tax	1,239	1,154

Deposits received from reinsurers	49	48

Creditors
Creditors arising out of direct insurance operations	365	382
Creditors arising out of reinsurance operations	27	12
Debenture loans	1,777	1,781
Amounts owed to credit institutions	180	192
Other borrowings	1,319	1,150
Jackson National Life funding and stocklending arrangements	3,652	3,762
Banking business liabilities:
UK operation (Egg)	11,315	10,787
US operation	930	894
Tax payable	996	851
Shareholders' dividends accrued	109	214
Other creditors	1,687	1,133

Total creditors	22,357	21,158

Accruals and deferred income	611	650

Total shareholders' funds and liabilities	164,193	161,709

The accompanying notes are an integral part of these interim financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

From General Business and Shareholders' Funds

Six Months Ended June 30

	2004	2003
	(In £ Millions)
Net cash inflow from operating activities before interest and tax	224	55

Interest paid	(91)	(88)

Taxes recovered	0	81

Equity dividends paid	(214)	(341)

Net cash outflow before financing	(81)	(293)

Financing
(Redemption) issue of borrowings	(2)	811
Reduction in credit facility utilized by investment subsidiaries managed by PPM America	(4)	(141)
Issues of ordinary share capital	61	21

Net cash inflow from financing	55	691

Net cash (outflow) inflow for the period	(26)	398

Net cash (outflow) inflow was (financed) invested as follows:
Purchases of portfolio investments:
Equity securities	8	1
Debt and other fixed income securities	897	583

Total purchases of portfolio investments	905	584

Sales of portfolio investments:
Equity securities	(4)	(1)
Debt and other fixed income securities	(675)	(574)

Total sales of portfolio investments	(679)	(575)

Net purchases of portfolio investments	226	9
(Decrease) increase in cash and short-term deposits, net of overdrafts	(252)	389

Net cash (outflow) inflow	(26)	398

The accompanying notes are an integral part of these interim financial statements

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2004

1 Basis of Presentation

        The results for the six months ended June 30, 2004 and 2003 are unaudited. Prudential's external auditors have reported on the December 31, 2003 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' report was unqualified and did not contain a statement under Section 237(2) or (3) of the UK Companies Act 1985. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. Management believes that the interim results include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

        The results and cash flows for the six months ended June 30, 2004 and 2003 and the balance sheet at June 30, 2004 have been prepared using the same accounting policies as were used in the consolidated financial statements for the year ended December 31, 2003 except for the implementation of UITF Abstract 38, as described in Note 2.

        The long-term business profit of the UK and Europe Insurance Operations has been calculated assuming that the proportion of surplus allocated to shareholders from the with-profits business of The Prudential Assurance Company Limited remains at 10 per cent.

        The six months "2004" and "2003" refer to the six months ended June 30, 2004 and 2003, respectively.

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	Six Months Ended June 30,
	2004	2003
	(In Millions)
Number of shares
Weighted average shares for basic earnings per share	2,004	1,995
Shares under option at end of period	14	14
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise	(11)	(12)

Weighted average shares for diluted earnings per share	2,007	1,997

2 Changes in Accounting Policy and Presentation

      Prudential has implemented UITF Abstract 38 "Accounting for Employee Share Ownership Plans (ESOP) Trusts" in preparing its results for the six months ended June 30, 2004 which requires Prudential to present the cost of acquiring shares held in trusts for employee incentive plans as a deduction in determining shareholders' funds. The effect of the change in policy is to reduce shareholders' funds at January 1, 2004 from the previously published December 31, 2003 level by £38 million.

        In its results for the twelve months ended December 31, 2003 Prudential adopted the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. The only significant change related to the accounting treatment of certain reinsurance contracts. To be consistent with the change of policy, the results for the six months ended June 30, 2003 have been restated from the previous basis. The effect of the change in policy is to increase profit on ordinary activities before shareholder tax for the six months ended June 30, 2003 by £5 million.

        Certain other minor reclassifications and presentational changes have been made to the amounts presented for prior periods to conform these periods to the current presentation. Such reclassifications and presentational changes had no overall effect on the shareholders' funds, profits or cash flows.

3 Segment Analysis

        Prudential's reportable business segments are based on the organizational structure used by the directors for making operating and investment decisions and for assessing performance. In 2003 Prudential amalgamated its UK and its Europe Insurance Operations, thereby reducing the number of business segments to five, as follows: UK and Europe Insurance Operations, M&G and Egg, which are all based in the UK (collectively, "UK and Europe Operations"), US Operations and Asian Operations. Operations that are managed centrally and not allocated to a business segment are included in Other Operations.

        The performance measure of reportable segments utilized by the directors is operating profit before amortization of goodwill and before tax, which includes gains on investments attributable to shareholders based on long-term rates of return.

Profit and Loss Account

        The following table presents operating profit before amortization of goodwill and before tax (based on long-term investment returns) by segment:

	Six Months Ended June 30,
	2004	Restated (note 2) 2003
	(In £ Millions)
UK and Europe Insurance Operations	152	138
M&G	79	38
Egg	(4)	(23)

Total UK and Europe Operations	227	153

US Operations
Jackson National Life	116	87
Broker-dealer and fund management	(2)	(1)

Total US Operations	114	86

Asian Operations
Long-term business	64	34
Fund management	10	2
Development expenses	(10)	(12)

Total Asian Operations	64	24

Operating profit of reportable segments	405	263
Other Operations	(101)	(86)

Operating profit before amortization of goodwill and before tax (based on long-term investment returns)	304	177

        The following table presents revenue by segment:

	Six Months Ended June 30,
	2004	Restated (note 2) 2003
	(In £ Millions)
UK and Europe Insurance Operations
Long-term business gross premiums	3,926	3,803
Reinsurance premiums ceded	(46)	(83)
Investment returns |	1,911	5,670
M&G
Investment products gross inflows	2,177	2,016
Revenue from fund management operations	120	100
Egg
Revenue from banking operations	242	200
Investment returns	49	26

Total UK and Europe Operations	8,379	11,732

US Operations
Long-term business gross premiums	2,505	2,604
Reinsurance premiums ceded	(36)	(39)
Investment returns	708	710
Revenue from banking, broker-dealer and fund management operations	137	114

Total US Operations	3,314	3,389

Asian Operations
Long-term business gross premiums	1,095	894
Investment products gross inflows	9,584	8,363
Reinsurance premiums ceded	(47)	(25)
Investment returns	58	367
Revenue from fund management operations	18	12

Total Asian Operations	10,708	9,611

Total revenue for reportable segments	22,401	24,732

Other Operations
Investment returns	15	24

Total Other Operations	15	24

Total revenue	22,416	24,756

Represented by:
Earned premiums	7,397	7,154
Investment returns	2,741	6,797
Revenue from banking, broker-dealer and fund management operations	517	426
Investment products gross inflows	11,761	10,379

Total revenue	22,416	24,756

        Revenue presented by segments includes deposits to unit trusts and other similar products (investment products gross inflows), and revenue from banking, broker-dealer and fund management operations which are not reported in the consolidated profit and loss accounts.

        The following table presents further selected profit and loss account information by segment:

	Six Months Ended June 30,
	2004	Restated (note 2) 2003
	(In £ Millions)
Claims incurred, net of reinsurance
UK and Europe Insurance Operations	4,502	4,308
US Operations	1,777	1,617
Asian Operations	325	217

Total claims incurred, net of reinsurance	6,604	6,142

Change in long-term technical provisions, net of reinsurance
UK and Europe Insurance Operations	751	2,083
US Operations	1,042	1,402
Asian Operations	549	609

Total change in long-term technical provisions, net of reinsurance	2,342	4,094

Investment expenses and charges and net operating expenses
UK Operations:
UK and Europe Insurance Operations	678	658
Egg	49	26
US Operations	163	149
Asian Operations	243	234
Other Operations:
Corporate expenditure not allocated to segments	43	31
Shareholders' interest payable not allocated to segments	78	75

Total investment expenses and charges and net operating expenses	1,254	1,173

Assets

        The following table presents an analysis of assets by geographical region. Except for Egg, the assets of the UK and Europe Operations are managed and analyzed as a whole.

	UK and Europe	US	Asia	Total
		(In £ Millions)
June 30, 2004
Insurance and fund management operations:
Investments	89,805	24,639	5,794	120,238
Deferred acquisition costs	909	1,572	473	2,954
Linked assets	15,224	4,691	1,363	21,278
Other	4,278	1,806	436	6,520

	110,216	32,708	8,066	150,990
Banking business assets	12,185	1,018	—	13,203

Total assets	122,401	33,726	8,066	164,193

December 31, 2003
Insurance and fund management operations:
Investments	89,857	24,781	5,602	120,240
Deferred acquisition costs	973	1,543	436	2,952
Linked assets	14,688	3,937	1,296	19,921
Other (restated, note 2)	4,631	943	393	5,967

	110,149	31,204	7,727	149,080
Banking business assets	11,654	975	—	12,629

Total assets (restated, note 2)	121,803	32,179	7,727	161,709

Shareholders' Funds

        An analysis of shareholders' funds by segment is set out below:

	June 30, 2004	Restated (note 2) December 31, 2003
	(In £ Millions)
UK and Europe Insurance Operations	669	612
M&G	341	336
Egg	350	348
US Operations	2,417	2,329
Asian Operations	647	627
Other Operations	(1,104)	(1,012)

Total shareholders' funds	3,320	3,240

Fund for Future Appropriations and Net Technical Provisions

        An analysis of the fund for future appropriations and of technical provisions (net of reinsurers' share) by segment is set out below:

	June 30, 2004	Restated (note 2) December 31, 2003
	(In £ Millions)
Fund for future appropriations:
Group companies, excluding Scottish Amicable Insurance Fund(1)	10,670	11,253
Scottish Amicable Insurance Fund (SAIF)(2)	1,440	1,404

	12,110	12,657
Technical provisions (net of reinsurers' share)	122,315	120,449

	134,425	133,106

Comprising:
UK and Europe Insurance Operations	102,772	102,565
US Operations	24,578	23,854
Asian Operations	7,075	6,687

Total	134,425	133,106

(1)
Balance relates mainly to the with-profits fund of Prudential Assurance.

(2)
SAIF is closed to new business and the balance is wholly attributable to, but not allocated, to SAIF policyholders.

4 Restructuring Costs

UK and Europe Insurance Operations

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK and Europe Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center opened in May 2003 and is expected to be fully operational later this year. The initiative is expected to incur a total restructuring charge of approximately £22 million, £16 million being borne by Prudential Assurance's long-term fund and £6 million by shareholders' funds. Of this £22 million, £10 million was charged to net operating expenses in the long-term business section of the profit and loss account in 2002, £7 million being borne by Prudential Assurance's long-term fund and £3 million by shareholders' funds. In 2003, a further £8 million was charged to net operating expenses, £6 million being borne by Prudential Assurances long-term fund and £2 million by shareholders' funds. An additional £5 million was capitalized during 2003. In the first half of 2004, as a result of lower than expected redundancies, £8 million of surplus provision was released against expenses, £6 million being allocated back to Prudential Assurance's long-term fund and £2 million to shareholders' funds. All of this £8 million related to termination and redundancy costs. An additional £1 million was capitalized in the first half of 2004. Of the £6 million capitalized, £1 million has been amortized. The £6 million expenditure outstanding relates to remaining transition and system related costs. As of June 30, 2004, £10 million of these costs had been paid, including the £6 million capitalized. Of the £6 million to be paid, £5 million relates to termination and redundancy costs and £1 million relates to property costs. As part of these restructurings, Prudential now plan to make 700 jobs redundant. All affected staff have been notified and 350 redundancies completed.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK and Europe Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business, including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost up to December 31, 2003 of this restructuring was £260 million, of which £192 million has been borne by the long-term fund and £68 million by shareholders' funds.

        During the first half of 2004, there were further costs of £6 million, of which £4 million were borne by the long-term fund and £2 million by shareholders' funds. The total cost up to June 30, 2004 of £266 million comprised termination and redundancy costs of £108 million, branch closures and other property related charges of £55 million and other transition and system related costs of £103 million. As of June 30, 2004, £207 million had been paid. Of the remaining £59 million to be paid, £16 million relates to termination and redundancy costs, £40 million to branch closures and property related charges and £3 million to other transition and system related costs. As part of these restructurings Prudential plan to make 4,000 jobs redundant. Approximately 3,900 affected staff had been notified and 3,800 redundancies completed by June 30, 2004. The restructuring is expected to be completed by the end of 2005.

5 Supplemental Cash Flow Information

        The following supplemental cash flow information provides details of amounts in the consolidated statement of cash flows from general business and shareholders' funds and reconciles the investments, cash and borrowings amounts to the consolidated balance sheet:

	Six Months Ended June 30,
	2004	Restated (note 2) 2003
	(In £ Millions)
Reconciliation of operating profit to net cash inflow from operations
Operating profit before amortization of goodwill and before tax (based on long-term investment returns)	304	177
Add back: interest charged to operating profit(1)	101	91
Adjustments for non-cash items:
Tax on long-term business profits	(106)	(67)
Amounts retained and invested in long-term business operations and Egg, timing differences and other items	(75)	(146)

Net cash inflow from operating activities in the statement of cash flows	224	55

Movements arising from cash flows:
(Decrease) increase in cash and short-term deposits, net of overdrafts	(252)	389
Net purchases of portfolio investments	226	9
Decrease (increase) in borrowings	2	(811)
Movement in credit facility utilized by investment subsidiaries managed by PPM America	4	141
Share capital issued	(61)	(21)

Total movements arising from cash flows	(81)	(293)
Foreign exchange translation and other	40	(14)
Transfer to retained profit in respect of shares issued in lieu of cash dividends	60	21
Portfolio investments, net of financing, beginning of period	(1,998)	(1,541)

Portfolio investments, net of financing, end of period	(1,979)	(1,827)

(1)
This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg. Interest payable on long-term business with-profits fund borrowings and other trading activities has been excluded from this adjustment.

	Six Months Ended June 30,
	2004	Restated (note 2) 2003
	(In £ Millions)
Represented by:
Investments (including short-term deposits)	2,477	2,339
Cash at bank and in hand	379	946
Borrowings	(4,340)	(4,621)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	159	159
Share capital and share premium	(654)	(650)

Portfolio investments, net of financing, end of period	(1,979)	(1,827)

Reconciliation of investments
General business and shareholder (as above)	2,477	2,339
Long-term business	117,704	116,209
Investments in participating interests	57	70

Investments in the balance sheet	120,238	118,618

Reconciliation of cash
General business and shareholder (as above)	379	946
Long-term business	1,031	451

Cash at bank and in hand in the balance sheet	1,410	1,397

Reconciliation of borrowings
General business and shareholder (as above)	4,340	4,621
Long-term business	249	1,542

Borrowings in the balance sheet(1)	4,589	6,163

(1)
Borrowings comprise subordinated liabilities, debenture loans, amounts owed to credit institutions and other borrowings.

6 Contingencies and Related Obligations

      Consistent with FRS 12, "Provisions, contingent liabilities and contingent assets", appropriate provision has been made in the financial statements where the Group has an obligation arising from the events or activities described below where a reliable estimate of the obligation can be made, but not for contingent liabilities.

Litigation

        Jackson National Life has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome in such actions. In addition, Jackson National Life is a defendant in individual actions that involve similar issues.

        The Group is involved in other litigation arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Pension Mis-selling Review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, (FSA)), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by June 30, 2002.

        Provisions in respect of the costs associated with the review have been included in the change in long-term technical provisions in the Group's profit and loss account and the transfer to or from the fund for future appropriations has been determined accordingly. The following is a summary of the changes in the pension mis-selling provision for the six months ended June 30, 2004 and 2003:

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Balance at start of the period	530	730
Changes to actuarial assumptions and method of calculation	(6)	(132)
Discount unwind	7	15
Redress to policyholders	(21)	(49)
Payment of administrative costs	(5)	(14)

Balance at end of the period	505	550

        Every year the FSA updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

        The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

        The costs associated with the pension mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling.

        In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

        This review was completed on June 30, 2002, and consequently the assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Free Standing Additional Voluntary Contribution Business Review

        In February 2000, the FSA ordered a review of Free Standing Additional Voluntary Contribution business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company's pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company's AVC scheme. The FSA's review was to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme were compensated.

        The review required companies to identify relevant investors and contact them with an offer to review their individual case. The Group met the deadline to issue offers to all cases by December 31, 2002 and held a provision in respect of potential compensation of £2 million at June 30, 2004.

Mortgage Endowment Products Review

        In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a programme whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

        The Group's main exposure to mortgage endowment products is in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into the Scottish Amicable Insurance Fund (SAIF). The FSA issued a report in March 2001 raising concerns regarding the conduct of sales of these products by tied agents of SAL and in March 2003 it fined SAL £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in SAL for cases that may require redress, of which £5 million remained at June 30, 2004. At the FSA's request, wording was also included (for a period of one year) in the annual re-projection letters issued to policyholders of both SAL and SAIF, whose policy was sold to them by tied agents of SALAS, inviting them to respond if they feel that the policy was mis-sold. In anticipation of the response to these letters, a provision of £31 million was set up in SAIF at December 31, 2003, of which £14 million remained at June 30, 2004. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

        Compensation of £9 million in respect of mis-sold endowment products was paid in the six months ended June 30, 2004, by Prudential Assurance's main with-profits fund and a provision of £39 million was held in the fund at June 30, 2004, in respect of further compensation. This provision has no impact on the Group's profit before tax.

Guaranteed Annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £35 million at June 30, 2004, within the main with-profits fund to honour guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund (SAIF) and a provision of £623 million was held in SAIF at June 30, 2004, to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

Guarantees and Commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson National Life to be £25 million at June 30, 2004. Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        Jackson National Life has commitments for future payments related to equity index call options totalling £10 million at June 30, 2004. These commitments are accounted for on a deferred basis and therefore are off-balance sheet. The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities, and fall due for payment over the next four years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £182 million at June 30, 2004. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At June 30, 2004, these commitments and guarantees totalled £47 million.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

Other Matters

        Prudential Assurance's Inherited Estate

        The assets of the main with-profits fund within the long-term fund of Prudential Assurance comprise the amounts that the company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the "inherited estate" and has accumulated over many years from various sources.

        The inherited estate represents the major part of the working capital of Prudential Assurance's long-term fund which enables the company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        The Group believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Group expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

        Support of Long-term Business Funds by Shareholders' Funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the Fund for Future Appropriations, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ("excess assets") in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, the Scottish Amicable Insurance Fund (SAIF), was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. At June 30, 2004, the excess of SAIF assets over guaranteed benefits was £1,440 million. Due to the quality and diversity of the assets in SAIF, the excess of assets stated above and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

7 Post Balance Sheet Events

        On July 1, 2004, the sale of Prudential's 15% interest in Life Assurance Holding Corporation Limited to Swiss Re was announced. The sale completed in August 2004 and Prudential's share of the consideration net of retentions was £35 million.

        On July 2, 2004, Prudential announced the sale by Jackson National Life of Jackson Federal Bank, its wholly owned subsidiary, to Union Bank of California for US$305 million (£168 million). The sale completed in October 2004.

        On July 13, 2004, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected cost of €170 million (£113 million).

        It is expected that the operating results of Jackson Federal Bank and Egg France will be classified as discontinued operations in the results for the twelve months ended December 31, 2004.

        On October 19, 2004, Prudential launched a fully underwritten rights offering pursuant to which it expects to raise approximately £1 billion, net of expenses, by the issue of approximately 337 million new ordinary shares. The offering is expected to be completed in November 2004.

8 Summary of Material Differences Between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles

        The Group's unaudited condensed consolidated interim financial statements are prepared in accordance with UK GAAP. These accounting practices differ in certain material respects from generally accepted accounting principles in the US ("US GAAP"). Information related to the nature and effect of such differences is set forth in the following tables. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note 9 for presentation of unaudited condensed consolidated US GAAP financial statements.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	Six Months Ended June 30, 2004			Six Months Ended June 30, 2003
	With- profits funds	Other Operations	Total	With- profits funds	Other Operations	Total
	(In £ Millions)
Consolidated profit for the period in accordance with UK GAAP*			156			146

US GAAP adjustments:
Business acquisitions and investments in associates:
Investment results	69	52	121	—	45	45
Cumulative effect of changes in accounting principles (gross of tax) see page I-27	(14)	—	(14)	—	—	—
Restructuring charges	(2)	(2)	(4)	(1)	(1)	(2)
Investments:
Real estate:
Investment results	140	(73)	67	86	—	86
Cumulative effect of changes in accounting principles (gross of tax) see page I-27	—	(638)	(638)	—	—	—
Securities	400	114	514	(246)	(90)	(336)
Mortgage and other loans	12	1	13	(9)	(2)	(11)
Derivative instruments	1	88	89	—	(37)	(37)
Long-term business:
Revenue and expense recognition*	(24)	(132)	(156)	(144)	(83)	(227)
Deferred acquisition costs	23	72	95	45	49	94
Policy liabilities	1	(108)	(107)	243	32	275
Cumulative effect of changes in accounting principles (gross of tax) see page I-27	(9)	—	(9)	—	—	—
Reversal of transfer (from) to FFA	(572)	—	(572)	1,946	—	1,946
Provision for policyholders' share of earnings on with-profits business in excess of cost of policyholder bonuses declared	53	—	53	(1,593)	—	(1,593)
Profit on disposals	—	—	—	—	38	38
Pension plans	(29)	(12)	(41)	(17)	(9)	(26)
Stock-based compensation	—	(1)	(1)	—	(2)	(2)
Deferred tax effect of the above adjustments	(55)	86	31	(133)	37	(96)

Total US GAAP adjustments*	(6)	(553)	(559)	177	(23)	154

Consolidated net (loss) income in accordance with US GAAP			(403)			300

*
The UK GAAP Half Year 2003 figures and corresponding US GAAP adjustments for Revenue and expense recognition have been restated (see Note 2). US GAAP results have not been restated.

        The approximate effects on consolidated shareholders' funds of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	June 30, 2004			December 31, 2003
	With- profits funds	Other Operations	Total	With- profits funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' funds in accordance with UK GAAP*			3,320			3,240

US GAAP adjustments:
Business acquisitions and investments in associates	236	513	749	179	461	640
Restructuring charges	3	1	4	5	3	8
Investments:
Real estate	(4,341)	(715)	(5,056)	(4,482)	(5)	(4,487)
Securities	—	588	588	—	1,180	1,180
Mortgage and other loans	(34)	(2)	(36)	(47)	(2)	(49)
Derivative instruments	(6)	(244)	(250)	(8)	(335)	(343)
Long-term business:
Revenue and expense recognition	(1,685)	(953)	(2,638)	(1,636)	(848)	(2,484)
Deferred acquisition costs	1,505	343	1,848	1,486	6	1,492
Policy liabilities	3,994	228	4,222	3,975	333	4,308
Reversal of FFA	10,670	—	10,670	11,242	—	11,242
Undistributed policyholder allocations	(9,117)	—	(9,117)	(9,272)	—	(9,272)
Profit on disposals	—	38	38	—	38	38
Pension plans	735	236	971	764	248	1,012
Recognition of pension scheme minimum liability	(974)	(281)	(1,255)	(1,149)	(333)	(1,482)
Stock-based compensation and treasury stock*	—	(7)	(7)	—	23	23
Shareholder dividend liability	—	109	109	—	214	214
Deferred tax effect of the above adjustments	27	84	111	(27)	(125)	(152)

Total US GAAP adjustments*	1,013	(62)	951	1,030	858	1,888

Consolidated shareholders' equity in accordance with US GAAP			4,271			5,128

*
The UK GAAP Full Year 2003 figures and corresponding US GAAP adjustments for Stock-based compensation and treasury stock have been restated (see Note 2). US GAAP results have not been restated.

Cumulative effect of changes in accounting principles

        In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), "Consolidation of Variable Interest Entities", which clarified the application of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements". FIN 46 was subsequently reissued as FIN 46-R in December 2003. The implementation of FIN 46-R has resulted in the Group consolidating a number of variable interest entities (VIEs) during the first half of 2004. These VIEs are all either collateralized debt obligations (CDOs) or authorized investment funds managed by the Group's fund management operations. The Group's financial exposure to these CDOs stems from direct investments by the PAC life fund and Egg in certain debt and subordinated interests issued by the CDOs. Under UK GAAP, these investments are recorded at fair value with movements in fair value being taken to profit and loss account. US GAAP, however, requires the consolidation of all of the assets and liabilities of these CDOs. The impact of reversing the UK GAAP investment carrying value and consolidating these CDOs on January 1, 2004 has resulted in a charge to net income of £14 million (gross of tax). In addition to the CDOs, the Group has consolidated a number of authorized investment funds where it is the primary beneficiary of those funds. There was no impact on net income or shareholders' funds as a result of consolidating these funds, although total assets and total liabilities both increased by £0.1 billion reflecting consolidated minority interests in these funds. Further information on FIN 46-R and the nature of these VIEs is provided in Note 9.

        In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" (SOP 03-1). The implementation of SOP 03-1 has resulted in the Group having to reclassify certain assets and liabilities from the separate account to the general account. Except for real estate, all separate account assets that have been reclassified to the general account continue to be recorded at fair value. The impact of writing down real estate from fair value to depreciated historic cost on January 1, 2004 resulted in a charge to net income of £638 million (gross of tax). In addition, in accordance with SOP 03-1, the Group has adjusted its policy benefit liabilities by £9 million (gross of tax). Further information on SOP 03-1 and the impact on the Group is provided in Note 9.

Profit on disposals

        In 2003 the Group sold its German life business and its Dublin based management services company for a total consideration of £98 million. After allowing for the costs of sale and other related items of £22 million and for the write-off of deferred acquisition costs of £63 million, the profit on sale on a UK GAAP basis was £13 million. There was £4 million tax on the sale.

        Profit on sale on a US GAAP basis was £38 million higher than on a UK basis. The difference reflects different policy liability and deferred acquisition cost values of £7 million, and the deferral and matching of premiums and policy charges relating to future periods in relation to the future expected benefits of £31 million.

Recognition of pension scheme minimum liability

        Under UK GAAP, employer contributions to defined benefit plans are calculated and expensed on a basis that spreads the cost over the service lives of the participants.

        Under US GAAP, in accordance with Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", an asset is recognized and amortized reflecting the overfunded status of the Group's UK staff pension plans. Additionally, however, under US GAAP, if the accumulated benefit obligation exceeds the fair value of the pension plan assets and a prepaid pension cost has been recorded then an additional liability must be recognized. This additional liability reflects the underfunding of the pension plans on an accumulated benefit obligation basis and is charged to Other Comprehensive Income.

9 Unaudited Condensed Consolidated US GAAP Financial Statements

        The following unaudited condensed consolidated US GAAP financial statements reflect the material differences between UK GAAP and US GAAP on consolidated profit and loss accounts and consolidated shareholders' funds described in Note 8. In addition to these material differences that have an effect on the consolidated profit and loss accounts and/or consolidated shareholders' funds, there are material differences in classification between specific line items in the UK GAAP and US GAAP condensed consolidated financial statements.

Unaudited condensed consolidated US GAAP statement of income and comprehensive income

	Six Months Ended June 30,
	2004		2003
	(In £ Millions)
Insurance policy revenues	2,667		2,086
Investment results	3,911		5,401
Other income	339		310

Total revenue	6,917		7,797
Benefits and claims	(3,452)		(2,944)
Provision for policyholders' share of earnings on with-profits business	(1,372)		(3,022)
Underwriting, acquisition and other operating expenses	(1,800)		(1,524)
Other charges	(22)		(23)

Net income before income taxes	271		284

Income tax expense	(430)		(252)
Income tax attributable to the policyholders' share of earnings on with-profits business	286		229

Income tax attributable to shareholders	(144)		(23)

Net income before minority interests	127		261
Minority interests	(12)		3

Net income from continuing operations after minority interests	115		264
Income from discontinued operations including profit on disposals (net of applicable income tax of £nil, and £4 million, respectively)	—		36
Cumulative effect of changes in accounting principles (net of applicable income tax effects of £114 million and £nil respectively), see page I-27	(518)		—

Net (loss) income	(403)		300
Other comprehensive (loss) income	(293)		430

Total comprehensive (loss) income	(696)		730

Earnings per share under US GAAP (In Pence)
Basic (based on 2,004 million and 1,995 million shares, respectively):
Income from continuing operations after minority interests	5.7	p	13.2p
Income from discontinued operations including profit on sale	—		1.8p
Cumulative effect of changes in accounting principles	(25.8	)p	—

Net (loss) income	(20.1	)p	15.0p

Diluted (based on 2,007 million and 1,997 million shares, respectively):
Income from continuing operations after minority interests	5.7	p	13.2p
Income from discontinued operations including profit on sale	—		1.8p
Cumulative effect of changes in accounting principles	(25.8	)p	—

Net (loss) income	(20.1	)p	15.0p

Unaudited condensed consolidated US GAAP balance sheets

	June 30, 2004	December 31, 2003
	(In £ Millions)
Assets
Investments:
Fixed maturities	75,156	65,081
Equity securities	44,888	29,944
Short-term investments	4,207	4,189
Real estate	6,384	4,888
Mortgage loans	5,410	5,412
Policy loans	716	694
Other loans	6,380	5,648
Other investments	2,138	2,281

Total investments	145,279	118,137
Cash	1,662	1,140
Deferred acquisition costs	4,722	4,347
Intangible assets	2,751	2,657
Other assets	5,060	3,877
Separate account assets	4,691	30,487

Total assets	164,165	160,645

Liabilities
Policyholder benefit liabilities	118,243	90,307
Undistributed policyholder allocations	9,117	9,272
Debt	13,952	12,326
Net deferred income tax liability	1,128	1,265
Other liabilities	12,532	11,753
Separate account liabilities	4,691	30,487

Total liabilities	159,663	155,410

Minority interests	231	107

Shareholders' equity
Common stock	101	100
Additional paid-in capital	700	639
Less treasury stock	(38)	(28)
Retained earnings	3,956	4,572
Accumulated other comprehensive income	(448)	(155)

Total shareholders' equity	4,271	5,128

Total liabilities and shareholders' equity	164,165	160,645

Unaudited condensed consolidated US GAAP statement of cash flows

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Cash flows from operating activities:
Consolidated net (loss) income	(403)	300
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation and amortization	89	123
Realized investment gains	(328)	(146)
Interest credited to policyholders	1,134	1,354
Policy fees charged to policyholders	(168)	(100)
Bonuses paid to policyholders	(337)	(418)
Change in:
Investments held for trading purposes	132	(1,627)
Deferred policy acquisition costs	(98)	(62)
Other assets	(1,107)	(473)
Policy benefit liabilities	631	989
Undistributed policyholder allocations	269	1,986
Other liabilities	890	445
Other net changes	7	2

Net cash provided by operating activities	711	2,373

Cash flows from investing activities:
Proceeds from sale or maturity of:
Real estate	314	7
Available for sale securities sold	3,559	6,756
Available for sale securities matured	1,775	3,225
Mortgage and other loans	5,839	3,858
Purchases of:
Real estate	(214)	(64)
Available for sale securities	(6,483)	(13,388)
Mortgage and other loans	(6,579)	(4,716)
Change in short-term investments, net	854	2,188
Net decreases / (increases) in other investments	126	(479)
Proceeds from disposals	—	82
Proceeds from disposal of property and equipment	5	2

Net cash used for investing activities	(804)	(2,529)

Cash flows from financing activities:
Policyholders' deposits	3,814	3,277
Policyholders' withdrawals	(4,129)	(3,086)
Net change in banking product liabilities	14	(674)
Proceeds from long-term borrowings	—	1,089
Net change in short-term debt	789	642
Dividends paid to shareholders	(214)	(341)
Proceeds from issuance of stock	61	21

Net cash provided by financing activities	335	928

Net impact of foreign exchange fluctuations	(10)	(3)

Net increase in cash	232	769
Cumulative effect of change in accounting principle	290	—
Cash, beginning of period	1,140	1,086

Cash, end of period	1,662	1,855

Unaudited Other Comprehensive (Loss) Income

        An analysis of accumulated other comprehensive (loss) income is set out below:

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the period	(27)	(60)

Unrealized investment (losses) gains on available-for-sale securities:
Unrealized investment (losses) gains arising during the period	(1,050)	1,567
Less reclassification adjustment for gains included in net income	(49)	(63)

Unrealized investment (losses) gains, net	(1,099)	1,504
Related amortization of deferred acquisition costs	277	(493)
Related loss recognition	16	(242)
Policyholders' share of with-profits business	238	(29)
Related deferred taxes	249	(275)

Net unrealized (losses) gains on available-for-sale securities	(319)	465

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	227	113
Related deferred taxes	(22)	(17)
Policyholders' share of pension scheme minimum liability	(152)	(71)

Total pension scheme adjustments	53	25

Other comprehensive (loss) income	(293)	430
Accumulated other comprehensive loss, beginning of period	(155)	(145)

Accumulated other comprehensive (loss) income, end of period	(448)	285

Components of accumulated other comprehensive income:
Foreign currency translation adjustments	(369)	(176)

Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	1,584	3,600
Related amortization of deferred acquisition costs	(246)	(787)
Related loss recognition	(891)	(1,370)
Policyholders' share of with-profits business	(79)	(164)
Related deferred taxes	(162)	(496)

Net unrealized gains on available-for-sale securities	206	783

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	(1,255)	(1,415)
Related deferred taxes	177	210
Policyholders' share of pension scheme minimum liability	793	883

Total pension scheme adjustments	(285)	(322)

Accumulated other comprehensive (loss) income, end of period	(448)	285

Profit on disposals

        During the first half of 2003, the Group sold its German life business. This was previously presented as part of the UK and Europe Insurance Operations segment. The disposal met the US GAAP criteria for presentation as a discontinued operation.

Pension plans

        Prudential's UK staff pension plan and Scottish Amicable's staff pension plan are the two primary defined benefit plans that cover UK-based employees. These plans are non-contributory, with benefits based on employee retirement age, years of service and compensation near retirement. The plans' assets include UK and overseas equity and fixed income securities, index-linked gilts, unauthorized unit trusts, venture capital investments, property and cash.

        The components of net periodic cost for June 30, 2004 and June 30, 2003 are as follows:

	Six Months Ended June 30,
	2004	2003
	(In £ Millions)
Components of net periodic pension cost:
Service cost	34	32
Interest cost	124	112
Expected return on assets	(140)	(130)
Recognized net actuarial losses	48	52
Amortization of transition asset	—	(23)

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	66	43

        The Group expects to contribute £30 million to its pension plans in 2004. As at June 30, 2004, £25 million of contributions have been made. The Group currently anticipates having to contribute a further £5 million to its pension plans in 2004.

Stock-based compensation

        Compensation expense for stock option plans is recorded if the market price of the underlying shares on the measurement date exceeds the option exercise price. In the first half of 2004, there was a compensation expense of £1 million recorded under US GAAP for stock option plans compared to £2 million in the first half of 2003.

        If the Group had determined compensation expense based on the fair value of the options at the grant date for its share options and awards granted after December 15, 1994 under Statement of

Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123), the Group's pro forma earnings would have been as follows:

	Six Months Ended June 30,
	2004		2003
	(In £ Millions except for share amounts)
Net (Loss) Income:
As reported	(403)		300
Add: Total stock-based compensation cost, net of related tax effects, included in reported net income	1		2
Add: Total stock-based employee compensation (expense) credit determined under fair value based method for all awards granted since December 15,1994, net of related tax effects	(3)		2

Pro forma	(405)		304

Basic (loss) earnings per share:
As reported	(20.1	)p	15.0p
Pro forma	(20.2	)p	15.2p
Diluted (loss) earnings per share:
As reported	(20.1	)p	15.0p
Pro forma	(20.2	)p	15.2p

        In accordance with FAS 123, the pro forma amounts include only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income. The weighted average fair values and exercise prices of options granted during the six months ended June 30, 2004 and 2003 were as follows:

	2004		2003
	Weighted Average Fair Value £	Weighted Average Exercise Price £	Weighted Average Fair Value £	Weighted Average Exercise Price £
Stock options granted with exercise prices:
Greater than or equal to grant-date market value	—	—	—	—
Less than grant-date market value	1.14	3.64	1.30	2.43

        The fair value amounts above were determined using the Black-Scholes option-pricing method using the following assumptions:

	2004	2003
Dividend yield	3.20%	3.02%
Expected volatility	39.00%	40.00%
Risk-free interest rate	4.75%	3.86%
Expected life	3.79 years	3.84 years

New Accounting Pronouncements

Adoption of Statement of Position 03-1

        In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts" (SOP 03-1).

        SOP 03-1 tightens existing criteria that must be met before assets can be classified as separate account assets and carried at fair value on the balance sheet with an equivalent total being recorded for separate account liabilities. In addition, SOP 03-1 requires companies to recognize a liability for guaranteed minimum death benefits and guaranteed annuitization benefits and to capitalize and amortize sales inducements that meet specific criteria.

        Effective January 1, 2004, the Group adopted the provisions of SOP 03-1. Upon adoption, a transitional charge of £517 million (net of taxes of £114 million) was recorded as a cumulative effect of a change of accounting principle. The effect of adoption of SOP 03-1 comprised the following impacts:

        Cumulative Effect of Adoption

Net (loss) income
(In £ millions)
Reduction of real estate carrying value from fair value to depreciated historic cost upon reclassification from separate account to general account:
SAIF non-qualifying separate accounts	(403)
Other non-qualifying separate accounts	(118)
Other	4

Total cumulative effect of adoption	(517)

        Separate Account Presentation

i)
Reclassifying SAIF non-qualifying separate accounts to general account

        Prior to January 1, 2004, the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), a fund acquired in 1997 that is closed to new business, were included in separate accounts in order to reflect the ring fenced nature of the fund. Both UK and US GAAP recorded a nil post-tax result. For UK GAAP, a nil pre-tax result was also recorded, reflecting the sole interest of the policyholders in the performance of the fund. As SAIF was accounted for as separate accounts under US GAAP, however, it was necessary for a pre-tax shareholder result to be recorded. The amount of this result was equal and opposite to the amount of tax charge borne by SAIF.

        Following the adoption of SOP 03-1, SAIF was deemed to fail the legal insulation criteria introduced by the SOP. As a result all of SAIF's assets have been reclassified to the general account. As of January 1, 2004, approximately £13 billion of assets and liabilities were reclassified from the separate account to several invested asset captions and the Policyholder benefit liabilities caption, respectively. The £13 billion of separate account assets were reclassified as follows: £6 billion to Fixed maturities; £5 billion to Equity securities; £1.5 billion to Real estate; and £0.8 billion to various other asset captions.

Except for real estate, these assets will continue to be recorded at fair value with changes in fair value recognized in net income. Real estate has been reclassified to the general account at depreciated historic cost, resulting in a charge to net income of £403 million (net of taxes of £66 million). The liabilities of SAIF have been reclassified from separate account liabilities to policyholder benefit liabilities.

        While the presentation of the UK GAAP result for SAIF remains unchanged, under US GAAP this result will now reflect the change in valuation basis for real estate. The impact of this valuation change (and future depreciation charges) will be borne by shareholders, because policyholder benefit liabilities and undistributed policyholder allocations will continue to reflect the SAIF policyholders' 100% interest in the net appreciated fair value of real estate. Future realized gains (or losses) relating to the difference between fair value and depreciated cost on the sale of SAIF real estate will be credited (or charged) to shareholders when the sale occurs. As part of the equitable distribution of the SAIF sub-fund to qualifying policyholders, all investments, including real estate, must be realized over the lifetime of the remaining in force SAIF policies.

ii)
Reclassifying other non-qualifying separate accounts to general account

        As of January 1, 2004, approximately £13 billion of assets and liabilities were reclassified from separate account assets and liabilities to the general account. This represents certain unit linked insurance products of the UK and Asian operations as these arrangements are not legally insulated from the general account liabilities of the Group and therefore do not meet the conditions for separate account reporting under the SOP. These assets and liabilities were reclassified to several invested asset captions and the Policyholder benefit liabilities caption, respectively. The £13 billion of separate account assets were reclassified as follows: £4 billion to Fixed maturities; £8 billion to Equity securities; £0.6 billion to Real estate; and £0.6 billion to various other asset captions. Except for Real estate, all separate account assets were reclassified to the general account and will continue to be recorded at fair value, with changes in fair value being taken to net income.

        Real estate previously held in separate account assets at fair value has been reclassified to the general account at depreciated historic cost, resulting in a charge to net income of £118 million (net of taxes of £51 million).

        With the exception of the change in accounting for Real estate and the related deferred tax, after tax net income will not be altered for these separate account asset reclassifications. The impact of the real estate valuation change (and future depreciation charges) will be borne by shareholders, because policyholder benefit liabilities will continue to reflect the policyholders' 100% interest in the net appreciated fair value of real estate. Future realized gains (or losses) relating to the difference between fair value and depreciated cost on the sale of these real estate assets will be credited (or charged) to shareholders.

iii)
Other changes as a result of SOP 03-1

        Jackson National Life has a closed block of two-tier annuities, for which one fund value (lower tier) is available upon maturity or surrender of the policy, and another fund value (higher tier) is available upon annuitization. Before implementation of SOP 03-1 the liability held on account of such policies was the higher tier fund. SOP 03-1 specifies that the liability for such contracts shall be based on the amount available in cash at maturity (lower tier), plus a liability related to future excess amounts paid to policyholders expected to annuitize. Since these costs in excess of the lower tier will be incurred in future years, and since not all contract holders are expected to annuitize, the annuitization liability established under the SOP is less than the difference between the lower and higher tier funds. This results in a reduction of reserves of £4 million (net of related taxes of £3 million) upon implementation of the SOP.

iv)
General nature and basis of presentation of the remaining contracts reported in separate accounts

        Following the adoption of SOP 03-1 the only contracts reported as separate account assets and liabilities are variable annuity contracts written by the Group's US Operation, Jackson National Life. If a policyholder chooses a variable annuity, the rate of return will depend upon the performance of the underlying fund portfolio. The policyholder bears the investment risk except for fixed account options, where Jackson National Life guarantees a minimum fixed rate of return.

        Variable annuity contracts written by Jackson National Life may provide for guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB") and guaranteed minimum withdrawal benefits ("GMWB"). The GMDB stipulates that the contract holder's beneficiary will receive a return of premium plus some minimum return (e.g., 2% per year), irrespective of the actual value of the investments under the contract at the time of death. The GMIB provides for a minimum floor level of benefits upon annuitization, regardless of the actual value of the investments under the contract at the time of annuitization. A waiting period (e.g., 7 to 10 years) is typically required before annuitization can be elected. The GMWB provides a guaranteed return of principal invested by allowing for periodic withdrawals of no more than a specified percentage (e.g., 7%) of the initial premium each year, regardless of the value of the investments under the contract. Reserves held for these minimum guarantees are general account liabilities of Jackson National Life. These reserves were computed prior to the adoption of SOP 03-1 in a manner consistent with the requirements of the SOP and therefore adoption of the SOP did not have any effect related to the liability for these guaranteed benefits. As at June 30, 2004, the amounts of separate account liability benefits subject to various guaranteed benefits were as follows: £4,646 million relating to GMDB's; £664 million relating to GMIB's; and, £738 million relating to GMWB's.

        Jackson National Life credits premiums on variable annuities to a separate account or to the fixed account, depending on the policyholders' elections. The policyholders determine how the premiums will be allocated by choosing to allocate all or a portion of their accounts either to a variety of variable sub-accounts, with a choice of investment managers, or to guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment.

        Variable annuity products are backed by specific assets that are held in a separate account. The assets in this separate account are "segregated" pursuant to state insurance law and do not form part of the assets in the US general account, which backs the remainder of the insurance business in the United States. Amounts held in the separate account are not chargeable with liabilities arising out of any other business Jackson National Life may conduct. All of the income, gains or losses from these assets less specified management charges are credited to or against the policies and not any other policies that Jackson National Life may issue. The assets supporting these separate accounts are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities.

v)
Death benefits and other insurance benefit features

        In the US the Group sells variable annuity contracts that offer guaranteed death, income and withdrawal benefits (known respectively as GMDB, GMIB, and GMWB). Policyholders must elect the form of guarantee they want, for which they are charged accordingly. The liability and, if the benefit is reinsured, any associated reinsurance asset are derived by assessing the cost in a variety of scenarios that test and explore future experience including investment return, surrender patterns and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs. The liability recorded in the Group's accounts for the aforementioned benefits as at June 30, 2004 is £28 million relating to GMDB's; £3 million relating to GMIB's; and, £1 million relating to GMWB's. During the first six months of 2004, a charge of £8 million was incurred and paid in relation to GMDB's. The amounts incurred and paid in relation to GMIB's and GMWB's were not material. The net amount at risk relating to contracts with GMDB's as at June 30, 2004 was £913 million.

        The vast majority of the Group's universal life contracts offer guaranteed death benefits that are charged for on the basis of attained age, thereby reflecting the expected death cost in the policy year and hence do not give rise to a pattern of profits in early years followed by losses in later years. On a small minority of its universal life products, the Group guarantees that a policy will not lapse even if the account value is reduced to zero, provided that the policyholder has paid all due premiums. Thus the cumulative impact on the Group's net income upon recording an associated liability for these two features is nil.

        The Group also offers Guaranteed Annuity Terms on some of its with-profits FAS 60 and FAS 97 business in the UK (no longer available to new policyholders). The vast majority of these liabilities arise in the closed SAIF sub-fund of the With-Profits Fund in which shareholders have no interest and therefore there is no impact to net income from these guarantees. For SAIF, the liability is determined by using stochastic techniques, which involve the projection of a large number of economic scenarios to determine the average liability cost. For the main PAC with-profits fund, the liability is determined using a conservative scenario of the market interest rate at retirement to establish the additional liability based on the guaranteed interest rates. The liability recorded within SAIF at June 30, 2004 was £282 million with a further £42 million recorded in the PAC With-Profits Fund.

        During the first six months of 2004, the total additional insurance benefits paid by virtue of the guaranteed annuity terms on certain SAIF products was £19 million. The amount paid in respect of PAC policies was approximately £1 million. The weighted average age in respect of contract holders with guaranteed annuity terms in SAIF was 57 years and in the PAC with-profits fund was 54 years as at June 30, 2004.

vi)
Sales inducements

        The Group periodically offers enhanced or bonus crediting rates to policyholders on certain products. Prior to the adoption of SOP 03-1, in the UK's Insurance Operations, the expense associated with offering these sales inducements was deferred and amortized over the contingent deferred sales charge period. Effective January 1, 2004, upon adoption of SOP 03-1, expenses associated with offering a sales inducement that meet certain criteria are deferred and amortized over the life of the related contract consistent with methodology used to amortize deferred acquisition costs. Effective January 1, 2004, amortization expenses associated with expenses previously deferred are recorded over the remaining life of the contract rather than over the contingent deferred sales charge period. The impact of this change was not material to the Group's results.

Adoption of FAS 150

        In May 2003, the FASB issued Financial Accounting Standard No. 150, (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim reporting period starting after June 15, 2003. The adoption of FAS 150 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 149

        In April 2003, the FASB issued Financial Accounting Standard No. 149, (FAS 149), "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". FAS 149 was issued to amend and clarify financial reporting for derivative instruments, including embedded derivative instruments and hedging activities. FAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of FAS 149 that relate to FAS 133 DIG issues should continue to be applied in accordance with their respective dates. The adoption of FAS 149 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of DIG B36

        In April 2003, the FASB issued guidance in Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded credit derivative is required. In particular DIG B36 clarifies where modified coinsurance arrangements in which funds are withheld by the ceding insurer contain an embedded derivative feature which contains economic characteristics that are not clearly and closely related to the host contract. Bifurcation is also required for embedded features of a debt instrument and all other arrangements which incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. The implementation of DIG B36 did not have a material impact on the Group's results of operations, financial condition or liquidity.

Adoption of EITF 03-1

        In March 2004, the EITF reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). EITF 03-1 adopts a three-step impairment model for securities within its scope. Subsequent to an other-than-temporary impairment loss, a debt security should be accounted for in accordance with SOP 03-3, "Accounting for Loans and Certain Debt Securities Acquired in a Transfer". EITF 03-1 does not replace the impairment guidance for investments accounted for under EITF Issue 99-20,

"Recognition of Interest Income and Impairments on Purchased and Retained Beneficial Interests in Securitized Financial Assets", however, investors will be required to determine if a security is other-than-temporarily impaired under EITF 03-1 if the security is determined not to be impaired under EITF 99-20.

        In addition to the disclosure requirements adopted by the Group effective December 31, 2003, the final consensus of EITF 03-1 included additional disclosure requirements that are effective for fiscal years ending after June 15, 2004. The impairment evaluation and recognition guidance in EITF 03-1 will be applied prospectively for all relevant current and future investments, effective in reporting periods beginning after June 15, 2004. The Group believes that the impact of adopting the impairment evaluation and recognition guidance in EITF 03-1 on the Group's results of operations, financial condition or liquidity will not be material.

Adoption of FIN 46-R

        In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), "Consolidation of Variable Interest Entities", which clarified the application of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements". FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation. FIN 46-R clarifies the application of standards of consolidation to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entity or "VIE"). VIEs are required to be consolidated by their primary beneficiary if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. As required under the original standard, on February 1, 2003, the Group adopted the standard for VIEs created after January 31, 2003. In 2004, the Group adopted FIN 46-R for all VIEs.

        The implementation of FIN 46-R has resulted in the Group consolidating a number of VIEs during the first half of 2004. These VIEs are all either collateralized debt obligations (CDOs) or authorized investment funds managed by the Group's fund management operations.

        The three CDOs that have been consolidated by the Group were all established and incorporated in the Netherlands and organized to take advantage of bond market arbitrage opportunities. The Group serves as an investment advisor to these CDOs which contain aggregate assets of £868 million at June 30, 2004. These assets are primarily invested in a variety of debt securities acquired from third parties. The CDOs, in turn, issued tranched collateralized debt securities to third parties as well as to the following Group subsidiaries: the PAC life fund and Egg. The total liabilities within the CDOs at June 30, 2004 were £891 million, of which £860 million relates to debt tranches carried at unpaid principal balance and derivative and interest payable balances of £31 million. The Group also assessed management fees on these three CDOs of £1.4 million during the period ended June 30, 2004. The collateralized debt obligations reside in bankruptcy remote special purpose entities, or SPEs, to which the Group provides neither recourse nor guarantees. The Group's financial exposure to these CDOs stems from the direct investments by the PAC life fund and Egg in certain debt and subordinated interests issued by these CDOs, which together amounted to a fair value of £97 million at June 30, 2004.

        Prior to December 31, 2003, the Group had accounted for its interests in the CDOs at fair value with both realized and unrealized changes in fair value taken to the profit and loss account. As of January 1, 2004, the Group consolidated the CDOs under the transitional guidance of FIN 46-R and the ongoing guidance in ARB 51. FIN 46-R encourages but does not require restatement of previously issued financial statements. The Group has elected to not restate its prior year financial statements.

        The carrying amounts and classification of consolidated assets that are collateral for the three CDOs consolidated by the Group are Cash of £26 million and Fixed maturities of £842 million in the June 30, 2004 unaudited condensed consolidated US GAAP balance sheet. The impact of consolidating these three CDOs was a post-tax charge to US GAAP shareholders' net income of £1 million on transition to FIN 46-R. This non-cash charge to earnings primarily relates to realized investment and unrealized investment and derivative cash flow gains (losses) within the CDOs, the external holdings of which will ultimately be borne by third-party investors in the non-recourse collateralized obligations. Accordingly, these losses and any future gains or losses under this method of consolidation attributable to third party investors will ultimately reverse upon the deconsolidation, maturity or other liquidation of the non-recourse collateralized obligations. To the extent the investments are held by the PAC life fund, 90% of the loss is absorbed by the undistributed policyholder allocations account.

        US GAAP requires consolidation of all of the assets and liabilities of these CDOs, which results in the recognition of realized and unrealized losses even though the Group has no legal obligation to fund such losses in the settlement of the collateralized obligations. The FASB continues to evaluate the various technical implementation issues related to consolidation accounting. The Group will continue to assess the impact of any new implementation guidance issued by the FASB as well as evolving interpretations among accounting professionals. Additional guidance and interpretations may affect the Group's application of consolidation accounting in future periods.

        In addition to the CDOs, the Group has consolidated a number of authorized investment funds where it is the primary beneficiary of those funds. The funds are managed by the Group's investment management operations. Prior to December 31, 2003, the Group had accounted for its interests in the authorized investment funds at fair value in the Equity securities caption of the balance sheet. The Group's financial exposure to these authorized investment funds arises from the direct investment by the Group's insurance funds, which was £2.9 billion as at June 30, 2004. The carrying amounts and classification of consolidated assets relating to these authorized investment funds were Equity securities of £2.8 billion and Fixed maturities of £0.2 billion in the June 30, 2004 unaudited condensed consolidated US GAAP balance sheet. There was no impact on net income or shareholders' funds as a result of consolidating these funds, although total assets and total liabilities both increased by £0.1 billion reflecting consolidated minority interests in these funds. The Group provides no recourse or guarantees to these minority interests. In addition, £0.2 billion was reclassified from Equity securities to Fixed maturities.

Accounting Pronouncements not yet Adopted

        In July 2004, the EITF reached a final consensus on Issue 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock If the Investor Has

the Ability to Exercise Significant Influence Over the Operating and Financial Policies of the Investee" (EITF 02-14). The EITF concluded that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock.

        EITF 02-14 is effective for reporting periods beginning after September 15, 2004. For investments that are in-substance common stock but that were not accounted for under the equity method prior to the consensus, the effect of adoption should be reported as a change in accounting principle. For investments that are not common stock or in-substance common stock but that were accounted for under the equity method of accounting prior to the consensus, the equity method of accounting should be discontinued prospectively from the date of adoption and the investor should evaluate whether the investment should be prospectively accounted for under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" or the cost method under APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". The Group is currently assessing the impact of EITF 02-14 on its results of operations, financial condition and liquidity.

        In March 2004, the EITF reached a final consensus on Issue 03-16, "Accounting for Investments in Limited Liability Companies" (EITF 03-16). EITF 03-16 will require investors in limited liability corporations that have specific ownership accounts to follow the equity method for investments that are more than minor (e.g. greater than 3% ownership interest) as prescribed in SOP 78-9, "Accounting for Investments in Real Estate Ventures", and EITF Topic No. D-46, "Accounting for Limited Partnership Investments".

        Investors that do not have specific ownership accounts or minor ownership interests should follow the significant influence model prescribed in APB Opinion No. 18 for corporate investments. EITF 03-16 excludes securities that are required to be accounted for as debt securities based on the guidance in paragraph 14 of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and EITF 99-20. EITF 03-16 is effective for quarters beginning after June 15, 2004 and should be applied as a change in accounting principle. The Group is currently assessing the impact of EITF 03-16 on its results of operations, financial condition and liquidity.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY
Date: November 3, 2004	By:	/s/ JOHN PRICE
	Name:	John Price
	Title:	Deputy Group Secretary

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TABLE OF CONTENTS
SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL
EXCHANGE RATE INFORMATION
FORWARD-LOOKING STATEMENTS
OPERATING AND FINANCIAL REVIEW
Introduction
UK GAAP Critical Accounting Policies
Overview of Consolidated Results
Geographic Analysis by Nature of Income and Expense
US GAAP Analysis
Liquidity and Capital Resources
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Prudential plc and Subsidiaries Unaudited Condensed Consolidated Profit and Loss Accounts Six Months Ended June 30
Prudential plc and Subsidiaries Unaudited Condensed Consolidated Statement of Cash Flows From General Business and Shareholders' Funds Six Months Ended June 30
Prudential plc and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements June 30, 2004
SIGNATURES